Exhibit 99.1

Scotiabank reports third quarter results

TORONTO, August 29, 2017 – Scotiabank reported third quarter net income of $2,103 million compared to $1,959 million in the same period last year. Diluted earnings per share were $1.66, compared to $1.54 in the same period a year ago. Return on equity was 14.8%, in line with last year. A quarterly dividend increase of 3 cents to 79 cents was announced.

“The Bank delivered strong quarterly earnings, generating double digit growth in our Canadian and International personal and commercial banking businesses,” said Brian Porter, President and CEO of Scotiabank. “Our good earnings momentum supported a quarterly dividend increase of 3 cents per common share – a 7% increase from last year. As well, we remain focused on leveraging our investments in digital and enhancing our capabilities to deliver a stronger customer experience.

“Canadian Banking had a strong quarter exceeding $1 billion in earnings, driven by loan and deposit growth, margin expansion and productivity improvements. Our investments in digital banking, including Tangerine, will support deeper customer relationships.

“International Banking delivered quarterly earnings exceeding $600 million. The strong momentum in our business was driven by good loan and deposit growth, positive operating leverage and improved credit quality.

“The Bank’s Common Equity Tier 1 ratio remains strong at 11.3%. Our capital position provides flexibility to grow and invest in our businesses as well as return capital to shareholders.

“We are pleased with our results. The strong performance of our underlying businesses, combined with high capital levels, will allow the Bank to continue making strategic investments, enhance our customer experience and drive sustainable results for our shareholders.”

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 61 for details.

Financial Highlights

	As at and for the three months ended			For the nine months ended
(Unaudited)	July 31 2017	April 30 2017	July 31 2016	July 31 2017	July 31 2016
Operating results ($ millions)
Net interest income	3,833	3,728	3,602	11,204	10,639
Non-interest income	3,061	2,853	3,038	9,139	8,960
Total revenue	6,894	6,581	6,640	20,343	19,599
Provision for credit losses	573	587	571	1,713	1,862
Non-interest expenses	3,672	3,601	3,505	10,962	10,890
Income tax expense	546	332	605	1,495	1,490
Net income	2,103	2,061	1,959	6,173	5,357
Net income attributable to common shareholders	2,016	1,965	1,860	5,890	5,079
Operating performance
Basic earnings per share ($)	1.68	1.63	1.55	4.89	4.22
Diluted earnings per share ($)	1.66	1.62	1.54	4.85	4.20
Adjusted diluted earnings per share ($)(1)	1.68	1.63	1.55	4.89	4.47
Return on equity (%)	14.8	14.9	14.8	14.7	13.6
Productivity ratio (%)	53.3	54.7	52.8	53.9	55.6
Core banking margin (%)(1)	2.46	2.54	2.38	2.46	2.38
Financial position information ($ millions)
Cash and deposits with financial institutions	57,750	50,877	69,774
Trading assets	105,148	111,831	103,861
Loans	498,559	496,255	472,800
Total assets	906,332	921,646	906,844
Deposits	618,143	628,209	631,344
Common equity	53,365	55,115	50,761
Preferred shares	3,019	3,019	3,094
Assets under administration	481,080	494,220	464,930
Assets under management	201,268	204,964	187,864
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.3	11.3	10.5
Tier 1 capital ratio (%)	12.6	12.5	11.8
Total capital ratio (%)	14.8	14.7	14.1
Leverage ratio (%)	4.4	4.4	4.2
CET1 risk-weighted assets ($ millions)(2)	365,411	374,876	357,657
Liquidity coverage ratio (LCR) (%)	125	126	125
Credit quality
Net impaired loans ($ millions)(3)	2,273	2,510	2,491
Allowance for credit losses ($ millions)	4,290	4,591	4,542
Net impaired loans as a % of loans and acceptances(3)	0.44	0.49	0.51
Provision for credit losses as a % of average loans and acceptances (annualized)	0.45	0.49	0.47	0.46	0.52
Common share information
Closing share price ($) (TSX)	77.67	75.88	66.33
Shares outstanding (millions)
Average – Basic	1,200	1,206	1,203	1,205	1,203
Average – Diluted	1,219	1,223	1,222	1,225	1,225
End of period	1,198	1,202	1,205
Dividends paid per share ($)	0.76	0.76	0.72	2.26	2.14
Dividend yield (%)(4)	4.0	3.9	4.5	4.0	4.8
Market capitalization ($ millions) (TSX)	93,065	91,198	79,906
Book value per common share ($)	44.54	45.86	42.14
Market value to book value multiple	1.7	1.7	1.6
Price to earnings multiple (trailing 4 quarters)	12.0	12.0	11.7
Other information
Employees	89,191	88,679	88,783
Branches and offices	3,016	3,062	3,126
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.72, 0.77 and 0.81 to compute CET1, Tier 1 and Total capital ratios, respectively, in 2017.
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Based on the average of the high and low common share prices for the period.

2    Scotiabank Third Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended July 31, 2017. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2016 Annual Report. This MD&A is dated August 29, 2017.

Additional information relating to the Bank, including the Bank’s 2016 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2016 Annual Report and Annual Information Form are available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis
4	Non-GAAP Measures
5	Group Financial Performance
8	Business Segment Review
16	Geographic Highlights

16	Quarterly Financial Highlights
17	Financial Position
17	Risk Management
30	Capital Management
31	Financial Instruments
31	Securitizations

31	Off-Balance Sheet Arrangements
32	Regulatory Developments
33	Accounting Policies and Controls
33	Economic Outlook
34	Share Data

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2016 Annual Report under the headings “Overview-Outlook,” for Group Financial Performance “Outlook,” for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank’s annual financial statements (See “Controls and Accounting Policies—Critical accounting estimates” in the Bank’s 2016 Annual Report) and updated by this document; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section of the Bank’s 2016 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 Annual Report under the heading “Overview-Outlook,” as updated by this document; and for each business segment “Outlook”. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The forward-looking statements contained in this document are presented for the purpose of assisting the holders of the Bank’s securities and financial analysts in understanding the Bank’s financial position and results of operations as at and for the periods ended on the dates presented, as well as the Bank’s financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Third Quarter Report 2017    3

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing underlying ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this report and defined below.

Adjusting for the Q2 2016 restructuring charge:

The table below reflects the impact of the restructuring charge taken last year in Q2 2016 of $378 million pre-tax ($278 million after tax(1)).

	For the nine months ended July 31, 2016
	Reported	Restructuring charge	Adjusted
Net income ($ millions)	$5,357	$278	$5,635
Diluted earnings per share	$4.20	$0.23	$4.43
Return on equity	13.6%	0.7%	14.3%
Productivity ratio	55.6%	(2.0)%	53.6%
(1)	Calculated using the statutory tax rates of the various jurisdictions.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated as follows:

	For the three months ended			For the nine months ended
($ millions)	July 31 2017	April 30 2017	July 31 2016	July 31 2017	July 31 2016
Net income attributable to common shareholders (diluted) (refer to Note 17)	$2,028	$1,980	$1,879	$5,941	$5,145
Adjusted for:
Amortization of intangible assets, excluding software (after tax)	14	14	18	46	58
Restructuring charge (after tax)	–	–	–	–	278
Adjusted net income attributable to common shareholders (diluted)	$2,042	$1,994	$1,897	$5,987	$5,481
Weighted average number of diluted common shares outstanding (millions)	1,219	1,223	1,222	1,225	1,225
Adjusted diluted earnings per share(1) (in dollars)	$1.68	$1.63	$1.55	$4.89	$4.47
(1)	Adjusted diluted earnings per share calculations are based on full dollar and share amounts.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin

This ratio represents net interest income divided by average core banking assets.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance

The Bank’s net income was $2,103 million compared to $1,959 million in the same period last year and $2,061 million last quarter. Diluted earnings per share were $1.66, compared to $1.54 in the same period a year ago and $1.62 last quarter. Return on equity was 14.8%, in line with last year and last quarter.

Impact of foreign currency translation

The table below reflects the estimated impact of foreign currency translation on key income statement items.

	Average exchange rate			% Change CAD appreciation / (depreciation)
For the three months ended	July 31, 2017	April 30, 2017	July 31, 2016	July 31, 2017 vs. April 30, 2017	July 31, 2017 vs. July 31, 2016
U.S. Dollar/Canadian Dollar	0.758	0.751	0.772	0.9%	(1.7)%
Mexican Peso/Canadian Dollar	13.827	14.585	14.242	(5.2)%	(2.9)%
Peruvian Sol/Canadian Dollar	2.474	2.447	2.559	1.1%	(3.3)%
Colombian Peso/Canadian Dollar	2,256	2,179	2,298	3.6%	(1.8)%
Chilean Peso/Canadian Dollar	504.068	491.183	519.718	2.6%	(3.0)%

	Average exchange rate		% Change CAD appreciation / (depreciation)
For the nine months ended	July 31, 2017	July 31, 2016	July 31, 2017 vs. July 31, 2016
U.S. Dollar/Canadian Dollar	0.753	0.752	0.2%
Mexican Peso/Canadian Dollar	14.639	13.422	9.1%
Peruvian Sol/Canadian Dollar	2.485	2.530	(1.8)%
Colombian Peso/Canadian Dollar	2,234	2,330	(4.1)%
Chilean Peso/Canadian Dollar	497.894	517.483	(3.8)%

	For the three months ended		For the nine months ended
Impact on net income(1) ($ millions except EPS)	July 31, 2017 vs. July 31, 2016	July 31, 2017 vs. April 30, 2017	July 31, 2017 vs. July 31, 2016
Net interest income	$45	$(5)	$(49)
Non-interest income(2)	30	45	(64)
Non-interest expenses	(33)	3	49
Other items (net of tax)	(17)	(9)	8
Net income	$25	$34	$(56)
Earnings per share (diluted)	$0.02	$0.03	$(0.05)
Impact by business line ($ millions)
Canadian Banking	$2	$(1)	$–
International Banking(2)	21	5	(24)
Global Banking and Markets	2	(6)	2
Other(2)	–	36	(34)
Net income	$25	$34	$(56)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Financial performance commentary

Net income

Q3 2017 vs Q3 2016

Net income was $2,103 million, up 7% from $1,959 million. Higher net interest income, lower income taxes and the positive impact of foreign currency translation were partly offset by higher non-interest expenses.

Q3 2017 vs Q2 2017

Net income was up $42 million or 2% from $2,061 million. Higher revenues, particularly trading revenues, lower provision for credit losses and the positive impact of foreign currency translation were partly offset by higher non-interest expenses and income taxes.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Net income was $6,173 million, up 15% from $5,357 million. Adjusting for the impact of the restructuring charge in the prior year, net income was up $538 million or 10%. Higher revenues, as well as lower provision for credit losses, were partly offset by higher non-interest expenses and the negative impact of foreign currency translation.

Scotiabank Third Quarter Report 2017    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Net interest income

Q3 2017 vs Q3 2016

Net interest income was $3,833 million, an increase of $231 million or 6% due mainly from growth in retail and commercial lending in both Canadian and International Banking. Also contributing was an increase in the core banking margin and the positive impact of foreign currency translation.

The core banking margin was 2.46%, up eight basis points from 2.38% driven by growth in higher margin assets in International Banking, reduction of lower yielding deposits with banks, higher contributions from asset/liability management activities, as well as wider margins in Canadian Banking.

Q3 2017 vs Q2 2017

Net interest income was $3,833 million, up $105 million or 3% due primarily to growth in retail and commercial lending in Canadian Banking, commercial loans in International Banking, and the impact of a longer quarter. These were partly offset by lower margin.

The core banking margin was 2.46%, down eight basis points from 2.54% mainly from lower margins in International Banking driven by asset mix changes from greater growth in commercial loans, and lower contributions from asset/liability management activities, partly offset by higher margins in Canadian Banking.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Net interest income was $11,204 million, an increase of $565 million or 5% due primarily to growth in retail and commercial lending in Canadian Banking and retail loans in International Banking. This was partly offset by the negative impact of foreign currency translation.

The core banking margin improved eight basis points to 2.46%, driven by higher margins across all business lines.

Non-interest income

Q3 2017 vs Q3 2016

Non-interest income was $3,061 million, up $23 million or 1%. Growth in banking and wealth revenues, higher net income from investments in associated corporations, the positive impact of foreign currency translation (including hedges), and higher gains on sale of real estate, were mostly offset by lower net gain on investment securities, underwriting and advisory fees and trading revenues.

Q3 2017 vs Q2 2017

Non-interest income was $3,061 million compared to $2,853 million, an increase of 7%. The increase was driven mainly by higher trading revenues primarily in the equities business, higher banking card revenues and contribution from associated corporations, as well as the positive impact of foreign currency translation, including hedges. These were partly offset by lower gains on sale of real estate.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Non-interest income increased 2% to $9,139 million driven by higher banking and wealth management revenues and gains on sale of real estate. Partly offsetting were lower net gain on investment securities, the negative impact of foreign currency translation and the gain on sale of a non-core lease financing business in the prior year.

Provision for credit losses

Q3 2017 vs Q3 2016

The provision for credit losses was $573 million, an increase of $2 million. Higher retail provisions were mostly offset by lower non-retail provisions across all business lines. The provision for credit losses ratio improved to 45 basis points, a decrease of two basis points.

Q3 2017 vs Q2 2017

The provision for credit losses decreased $14 million or 2%. Lower provisions in International Banking and Canadian Banking were partially offset by higher provisions in Global Banking and Markets, mainly relating to one account. The provision for credit losses ratio improved to 45 basis points, a decrease of four basis points.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Provision for credit losses was $1,713 million, a decrease of $149 million or 8%, due primarily to lower provisions related to energy exposures and the impact of last year’s increase in the collective allowance against performing loans of $50 million. The provision for credit losses ratio improved to 46 basis points, a decrease of six basis points.

Non-interest expenses

Q3 2017 vs Q3 2016

Non-interest expenses were $3,672 million, up $167 million or 5%, primarily reflecting investments in technology, digital banking and other initiatives, higher employee pension costs and the impact of foreign currency translation. The growth was partly offset by savings from cost-reduction initiatives.

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MANAGEMENT’S DISCUSSION & ANALYSIS

The productivity ratio was 53.3% compared to 52.8%.

Q3 2017 vs Q2 2017

Non-interest expenses grew $71 million or 2%, due primarily to higher share-based compensation, initiative-driven professional fees and the impact of a longer quarter. This increase was partly offset by lower performance-based compensation.

The productivity ratio improved 140 basis points from 54.7%.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Non-interest expenses were $10,962 million, up $72 million or 1%. Adjusting for the impact of the restructuring charge last year, non-interest expenses increased $450 million or 4%, reflecting higher employee pension and benefit costs, performance-based compensation, as well as increased investments in technology, digital banking and other initiatives. These were partly offset by the savings from cost-reduction initiatives and the impact of foreign currency translation.

The productivity ratio was 53.9% compared to 55.6%, or 53.6% adjusting for the impact of the restructuring charge last year. Operating leverage, adjusted for the restructuring charge, was negative 0.5%.

Taxes

Q3 2017 vs Q3 2016

The effective tax rate was 20.6% down from 23.6% due primarily to higher tax-exempt income and lower taxes in foreign jurisdictions this quarter.

Q3 2017 vs Q2 2017

The effective tax rate increased from 13.9% due mainly to a higher amount of tax-exempt dividends related to higher client driven equity trading activities in the prior quarter partially offset by lower taxes in foreign jurisdictions this quarter.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

The effective tax rate was 19.5% down from 21.8% due primarily to higher tax-exempt income from the client driven trading activities noted above this year.

Scotiabank Third Quarter Report 2017    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•	The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the Other segment.

•	For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2017	April 30 2017	July 31 2016	July 31 2017	July 31 2016
Business segment income
Net interest income	$1,876	$1,763	$1,770	$5,448	$5,226
Non-interest income(1)	1,390	1,371	1,273	4,138	3,850
Total revenue	3,266	3,134	3,043	9,586	9,076
Provision for credit losses	224	236	217	695	615
Non-interest expenses	1,633	1,596	1,567	4,858	4,712
Income tax expense	364	331	329	1,036	967
Net income	$1,045	$971	$930	$2,997	$2,782
Net income attributable to non-controlling interest in subsidiaries	–	–	–	–	–
Net income attributable to equity holders of the Bank	$1,045	$971	$930	$2,997	$2,782
Other measures
Return on equity	23.0%	22.5%	21.9%	22.7%	21.9%
Net interest margin(2)	2.41%	2.38%	2.38%	2.39%	2.37%
Provision for credit losses as a percentage of loans and acceptances	0.28%	0.31%	0.29%	0.30%	0.27%
Assets under administration ($ billions)	$331	$336	$318	$331	$318
Assets under management ($ billions)	$153	$155	$144	$153	$144
Average assets ($ billions)	$325	$318	$310	$320	$308
Average liabilities ($ billions)	$245	$242	$233	$243	$231
(1)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended July 31, 2017 – $21 (April 30, 2017 – $16; July 31, 2016 – $20) and for the nine months ended July 31, 2017 – $50 (July 31, 2016 – $53).
(2)	Net interest income (TEB) as percentage of average earning assets excluding bankers acceptances.

Net income

Q3 2017 vs Q3 2016

Net income attributable to equity holders was $1,045 million, an increase of $115 million or 12%, of which 4% was due to higher gains on sale of real estate. As well, strong loan growth and margin expansion were partially offset by higher non-interest expenses and provision for credit losses.

Q3 2017 vs Q2 2017

Net income attributable to equity holders increased $74 million or 8%, mainly due to higher net interest income due to the impact of the longer quarter, margin expansion and solid asset growth. Lower provision for credit losses also contributed to quarter-over-quarter growth in net income. These increases were partly offset by a lower gain on sale of real estate and higher non-interest expenses.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Net income attributable to equity holders was $2,997 million, an increase of $215 million or 8%. Adjusting for the gain on the disposition of a non-core lease finance business (“the gain on disposition”) in the prior year, net income increased $315 million or 12%, of which 5% was due to higher gains on sale of real estate. As well, solid growth from loans and deposits was partially offset by higher non-interest expenses and provision for credit losses.

Average assets

Q3 2017 vs Q3 2016

Average assets grew $15 billion or 5% to $325 billion. Adjusting for the impact of the Tangerine broker-originated and white label mortgage run-off portfolios, assets increased $18 billion or 6%. The growth included $11 billion or 6% in residential mortgages, $5 billion or 11% in business loans and acceptances and $3 billion or 4% in personal loans.

Q3 2017 vs Q2 2017

Average assets rose $7 billion or 2%, due mainly to the growth of $3 billion or 2% in residential mortgages, $2 billion or 4% in business loans and acceptances and $2 billion or 3% in personal loans.

8    Scotiabank Third Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Average assets grew $12 billion or 4%. Adjusting for the impact of the Tangerine broker-originated and white label mortgage run-off portfolios, assets increased $15 billion or 5%. The growth included $8 billion or 5% in residential mortgages, $4 billion or 9% in business loans and acceptances and $3 billion or 4% in personal loans.

Average liabilities

Q3 2017 vs Q3 2016

Average liabilities increased $12 billion or 5%, including strong growth of $7 billion or 10% in retail banking savings deposits, and $2 billion or 11% in chequing accounts. As well, there was growth of $5 billion or 10% in small business and commercial banking operating accounts. This was partially offset by a decline in GICs of $3 billion or 4%.

Q3 2017 vs Q2 2017

Average liabilities increased $3 billion or 2%, primarily driven by growth of $2 billion or 4% in small business and commercial banking operating accounts and $1 billion or 4% in chequing accounts.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Average liabilities increased $12 billion or 5%, including strong growth of $8 billion or 11% in retail banking savings deposits and $2 billion or 10% in chequing accounts. As well, there was growth of $4 billion or 9% in small business and commercial banking operating accounts. This was partially offset by a decline in GICs of $3 billion or 4%.

Assets under management (AUM) and assets under administration (AUA)

Q3 2017 vs Q3 2016

AUM of $153 billion increased $9 billion or 6% from the same quarter last year driven by market appreciation and net sales.

AUA of $331 billion increased $13 billion or 4% from the same quarter last year driven by market appreciation.

Q3 2017 vs Q2 2017

AUM decreased $2 billion or 1% and AUA decreased $5 billion or 1% from the previous quarter driven by market depreciation.

Net interest income

Q3 2017 vs Q3 2016

Net interest income of $1,876 million was up $106 million or 6%. This was driven by solid growth in assets and deposits. The margin increased three basis points to 2.41%, due to higher yields on unsecured lending, the impact of the run-off of lower spread Tangerine mortgages and higher deposit volumes.

Q3 2017 vs Q2 2017

Net interest income increased $113 million or 6% due mainly to the impact of the longer quarter, solid asset growth and a higher margin.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Net interest income of $5,448 million was up $222 million or 4%. This was driven by asset and deposit growth and a higher margin. The margin increased by two basis points due to the impact of the run-off of lower spread Tangerine mortgages, higher deposit volumes and higher yields on unsecured lending.

Non-interest income

Q3 2017 vs Q3 2016

Non-interest income of $1,390 million increased $117 million or 9%, of which 4% was due to higher gains on sale of real estate. The remainder was primarily due to growth in mutual fund revenue, brokerage fees, card revenues and deposit and payment fees.

Q3 2017 vs Q2 2017

Non-interest income increased $19 million or 1%. Growth in card revenues and deposit and payment fees was partially offset by a decrease in the gain on sale of real estate.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Non-interest income of $4,138 million increased $288 million or 7%. Adjusting for the gain on disposition, non-interest income increased $404 million or 11%, of which 4% was due to higher gains on sale of real estate. The remainder was primarily from growth in mutual fund fees, card revenues and commercial credit fees.

Scotiabank Third Quarter Report 2017    9

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses

Q3 2017 vs Q3 2016

The provision for credit losses was $224 million, up $7 million or 3%, due to higher retail provisions mostly offset by lower commercial provisions. The provision for credit losses ratio improved to 28 basis points, a decrease of one basis point.

Q3 2017 vs Q2 2017

Provision for credit losses was down $12 million or 5% due to lower provisions in both retail and commercial portfolios. The provision for credit losses ratio improved to 28 basis points, a decrease of three basis points.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

The provision for credit losses was $695 million, up $80 million or 13% with higher provisions in the retail portfolios. The provision for credit losses ratio was 30 basis points, up three basis points.

Non-interest expenses

Q3 2017 vs Q3 2016

Non-interest expenses were $1,633 million, an increase of $66 million or 4%, primarily reflecting higher investments in digital and technology to support business growth. These were partially offset by benefits realized from cost-reduction initiatives.

Q3 2017 vs Q2 2017

Non-interest expenses increased by $37 million or 2%, primarily reflecting higher investments in digital and technology to support business growth and the impact of the longer quarter. These were partially offset by benefits realized from cost-reduction initiatives.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Non-interest expenses were $4,858 million year to date, an increase of $146 million or 3%, primarily reflecting higher investments in digital and technology to support business growth. These were partially offset by benefits realized from cost-reduction initiatives.

Taxes

The effective tax rate of 25.8% this quarter was in line with the prior year and the prior quarter. The year-to-date effective tax rate of 25.7% was in line with the prior year.

International Banking	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2017	April 30 2017	July 31 2016	July 31 2017	July 31 2016
Business segment income
Net interest income	$1,735	$1,713	$1,596	$5,059	$4,744
Non-interest income(1)	910	905	828	2,790	2,599
Total revenue	2,645	2,618	2,424	7,849	7,343
Provision for credit losses	325	349	316	984	987
Non-interest expenses	1,442	1,397	1,345	4,269	4,110
Income tax expense	206	213	174	628	535
Net income	$672	$659	$589	$1,968	$1,711
Net income attributable to non-controlling interest in subsidiaries	58	64	62	183	179
Net income attributable to equity holders of the Bank	$614	$595	$527	$1,785	$1,532
Other measures
Return on equity	14.7%	14.8%	12.8%	14.6%	12.6%
Net interest margin(2)	4.77%	5.00%	4.79%	4.83%	4.69%
Provision for credit losses as a percentage of loans and acceptances	1.16%	1.33%	1.26%	1.23%	1.30%
Average assets ($ billions)	$152	$149	$140	$148	$143
Average liabilities ($ billions)	$117	$115	$108	$114	$109
(1)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended July 31, 2017 – $131 (April 30, 2017 – $117; July 31, 2016 – $110) and for the nine months ended July 31, 2017 – $367 (July 31, 2016 – $343).
(2)	Net interest income (TEB) as percentage of average earning assets excluding bankers acceptances.

Net income

Q3 2017 vs Q3 2016

Net income attributable to equity holders was $614 million, up $87 million or 16%. The increase reflects good loan and deposit growth, as well as higher contributions from investments in associated corporations, benefits from cost-reduction initiatives and the positive impact of foreign currency translation. This was partly offset by higher income taxes.

10    Scotiabank Third Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2017 vs Q2 2017

Net income attributable to equity holders was up 3% from $595 million. The increase reflects higher contributions from investments in associated corporations, combined with lower provision for credit losses and income taxes, partly offset by higher non-interest expenses.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Net income attributable to equity holders was $1,785 million, up 17% from $1,532 million. The increase reflects higher net interest income and fees driven by strong loan growth, and the benefits from cost-reduction initiatives. This was partly offset by higher income taxes and the negative impact of foreign currency translation.

Average assets

Q3 2017 vs Q3 2016

Average assets of $152 billion were up 9% driven by solid retail and commercial loan growth, primarily in Latin America, and the positive impact of foreign currency translation. Adjusting for the impact of foreign currency translation, retail loan growth was 9% and commercial loan growth was 7%.

Q3 2017 vs Q2 2017

Average assets were up 2%. Adjusting for the impact of foreign currency translation, retail loan growth was 2% and commercial loan growth was 6%, mainly in Latin America.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Average assets of $148 billion were up 4%. Adjusting for the impact of foreign currency translation, retail loan growth was 8% driven by Latin America and commercial loan growth was 2%.

Average liabilities

Q3 2017 vs Q3 2016

Average liabilities of $117 billion increased $9 billion or 8% due to strong growth in demand, savings and term deposits particularly in Latin America and the impact of foreign currency translation.

Q3 2017 vs Q2 2017

Average liabilities increased 2%, due largely to growth in commercial term deposits in Latin America, partly offset by the impact of foreign currency translation.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Average liabilities increased $5 billion or 4% to $114 billion due to strong growth in demand, savings and term deposits partly offset by the impact of foreign currency translation.

Net interest income

Q3 2017 vs Q3 2016

Net interest income rose 9% to $1,735 million. This growth was due largely to good retail and commercial loan growth and the positive impact of foreign currency translation. The net interest margin was lower by two basis points to 4.77%, driven by lower net inflation impacts in Chile and Colombia, and the impact of customer assistance programs related to flooding in Peru, partly offset by business mix changes and higher spreads related to Central Bank rate changes.

Q3 2017 vs Q2 2017

Net interest income was up 1%, driven by strong loan growth, partly offset by a lower net interest margin. The net interest margin was lower by 23 basis points this quarter driven by changes in business mix, as commercial loan growth outpaced retail loan growth, inflation impact in Chile, and the impact of customer assistance programs related to flooding in Peru.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Net interest income rose 7% to $5,059 million. This growth was due largely to good retail loan growth. The net interest margin rose by 14 basis points to 4.83%, driven by changes in business mix and Central Bank rate changes, particularly in Colombia and Mexico.

Non-interest income

Q3 2017 vs Q3 2016

Non-interest income was $910 million or up 10%, driven mainly by higher banking fees and card revenues in Latin America, a higher contribution from investments in associated corporations, and the positive impact of foreign currency translation.

Scotiabank Third Quarter Report 2017    11

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2017 vs Q2 2017

Non-interest income increased 1% due primarily to higher contributions from investments in associated corporations, largely offset by lower fees.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Non-interest income increased 7% to $2,790 million driven mainly by higher transaction fees and card revenues in Latin America and the Caribbean.

Provision for credit losses

Q3 2017 vs Q3 2016

The provision for credit losses was $325 million, up $9 million or 3% due largely to the impact of foreign currency translation. Retail provisions increased in Colombia, partially offset by lower provisions in the Caribbean and Central America due to higher acquisition-related benefits. Commercial provisions decreased, mostly in the Caribbean, partially offset by higher provisions in Chile. The provision for credit losses ratio improved 10 basis points to 116 basis points.

Q3 2017 vs Q2 2017

The provision for credit losses decreased $24 million or 7%. Retail provisions were in line with last quarter as higher provisions in Colombia were offset by lower provisions in the Caribbean and Central America, due to higher acquisition-related benefits. Commercial provisions decreased mostly in Latin America and Puerto Rico, due to provisions on a few specific accounts last quarter. The provision for credit losses ratio improved 17 basis points from 133 basis points last quarter.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

The provision for credit losses was $984 million, down $3 million driven by lower commercial provisions, mostly offset by higher retail provisions. Commercial provisions were lower primarily in Colombia, largely related to one account in the prior year, as well as Puerto Rico. Retail provisions were higher with increases mainly in Colombia, partly offset by lower provisions in Mexico and the Caribbean and Central America. The provision for credit losses ratio improved to 123 basis points from 130 basis points.

Non-interest expenses

Q3 2017 vs Q3 2016

Non-interest expenses were $1,442 million or 7% higher. Adjusting for the negative impact of foreign currency translation, expenses were up 5% due to increased business volumes, inflation increases, higher technology investment and business taxes, partly offset by benefits realized from cost-reduction initiatives.

Q3 2017 vs Q2 2017

Non-interest expenses increased by 3% due mostly to higher business taxes and technology investment.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Non-interest expenses were $4,269 million, an increase of 4%, driven by acquisitions, business growth and inflationary increases, and higher technology investment, partly offset by benefits realized from cost-reduction initiatives and the positive impact of foreign currency translation.

Taxes

Q3 2017 vs Q3 2016

The effective tax rate was 23.5%, an increase from 22.7% primarily due to higher tax benefits in Latin America last year.

Q3 2017 vs Q2 2017

The effective tax rate decreased from 24.5% due largely to higher tax benefits in Latin America this quarter.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

The effective tax rate was 24.2%, an increase from 23.8% due primarily to higher tax benefits in Latin America last year.

12    Scotiabank Third Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2017	April 30 2017	July 31 2016	July 31 2017	July 31 2016
Business segment income
Net interest income	$340	$322	$337	$985	$948
Non-interest income	777	881	814	2,550	2,309
Total revenue	1,117	1,203	1,151	3,535	3,257
Provision for credit losses	24	2	38	34	210
Non-interest expenses	530	501	507	1,591	1,507
Income tax expense	122	183	185	483	430
Net income	$441	$517	$421	$1,427	$1,110
Net income attributable to non-controlling interest in subsidiaries	–	–	–	–	–
Net income attributable to equity holders of the Bank	$441	$517	$421	$1,427	$1,110
Other measures
Return on equity	14.9%	18.5%	13.7%	16.4%	11.7%
Net interest margin(1)	1.76%	1.75%	1.72%	1.71%	1.63%
Provision for credit losses as a percentage of loans and acceptances	0.11%	0.01%	0.19%	0.06%	0.34%
Average assets ($ billions)	$338	$340	$341	$340	$351
Average liabilities ($ billions)	$274	$263	$264	$267	$269
(1)	Net interest income (TEB) as percentage of average earning assets excluding bankers acceptances.

Net income

Q3 2017 vs Q3 2016

Net income attributable to equity holders was $441 million, an increase of $20 million or 5%. The increase was driven mainly by higher contributions from the equities business, and the Canadian, U.S. and European lending businesses. This was partly offset by lower results in fixed income, Asian lending and investment banking, as well as higher regulatory costs.

Q3 2017 vs Q2 2017

Net income attributable to equity holders decreased by $76 million or 15%. This was due to lower contributions from the equities and commodities businesses and Asian lending, as well as higher regulatory costs.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Net income attributable to equity holders was $1,427 million, an increase of $317 million or 29%. This was driven by higher contributions from the equities and fixed income businesses, as well as the Canadian, U.S. and European lending businesses. This was partly offset by lower contributions from Asian lending and investment banking, as well as higher regulatory costs.

Average assets

Q3 2017 vs Q3 2016

Average assets were $338 billion, a decrease of $3 billion or 1%. Adjusting for the impact of foreign currency translation, assets decreased by $7 billion, as decreases in securities purchased under resale agreements, deposits with banks, and derivative-related assets, were partly offset by higher trading securities.

Q3 2017 vs Q2 2017

Average assets decreased by $2 billion. This resulted from an increase in corporate loans and acceptances, that was more than offset by lower securities purchased under resale agreements.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Average assets were $340 billion, a decrease of $11 billion or 3%. Adjusting for the impact of foreign currency translation, assets decreased by $7 billion, mainly due to a decrease in derivative-related assets, corporate loans and acceptances, and securities purchased under resale agreements.

Average liabilities

Q3 2017 vs Q3 2016

Average liabilities of $274 billion were higher by $10 billion or 4%. Adjusting for the impact of foreign currency translation, liabilities increased by $8 billion due mainly to higher bullion deposits, securities sold under repurchase agreements and short sales, slightly offset by lower derivative-related liabilities.

Q3 2017 vs Q2 2017

Average liabilities increased by $11 billion or 4% primarily due to growth in deposits and securities sold under repurchase agreements.

Scotiabank Third Quarter Report 2017    13

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Average liabilities decreased by $2 billion or 1%. Adjusting for the impact of foreign currency translation, liabilities were in line with the prior year. Growth in deposits and securities sold under repurchase agreements was offset by decreases in derivative-related liabilities.

Net interest income

Q3 2017 vs Q3 2016

Net interest income of $340 million grew $3 million or 1% due to higher deposit volumes, partly offset by lower lending margins in all regions.

Q3 2017 vs Q2 2017

Net interest income was $18 million or 6% higher than the prior quarter due to higher loan origination fees and slightly higher loan volumes.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Net interest income increased $37 million or 4%. This was primarily due to higher deposit and lending volumes in Europe, the U.S. and Canada, as well as higher loan origination fees.

Non-interest income

Q3 2017 vs Q3 2016

Non-interest income was $777 million, a decrease of $37 million or 5%. This was primarily due to lower underwriting and advisory fees and lower credit fees. This was partly offset by higher trading revenues in equities.

Q3 2017 vs Q2 2017

Non-interest income decreased by $104 million or 12%. Lower trading revenues in equities were partially offset by higher trading revenues in metals and foreign exchange, as well as higher banking and underwriting fees.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Non-interest income increased by $241 million or 10%, driven by higher trading revenues in equities, fixed income and foreign exchange, as well as higher fixed income underwriting fees.

Provision for credit losses

Q3 2017 vs Q3 2016

The provision for credit losses was $24 million, compared to $38 million, due primarily to lower provisions in the energy sector. The provision for credit losses ratio was 11 basis points, compared to 19 basis points.

Q3 2017 vs Q2 2017

The provision for credit losses increased $22 million, largely related to one account. The provision for credit losses ratio was 11 basis points, compared to one basis point.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

The provision for credit losses was $34 million, down from $210 million mainly due to lower provisions in the energy sector. The provision for credit losses ratio was six basis points compared to 34 basis points.

Non-interest expenses

Q3 2017 vs Q3 2016

Non-interest expenses of $530 million were up $23 million or 5% mainly due to higher expenses related to regulatory initiatives.

Q3 2017 vs Q2 2017

Non-interest expenses increased $29 million or 6%. This was driven by expenses related to regulatory initiatives, and an increase in share-based compensation and salaries, slightly offset by lower performance-based compensation.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Non-interest expenses increased by $84 million or 6%. This was mainly driven by expenses related to technology and regulatory initiatives, and higher performance-based compensation.

14    Scotiabank Third Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxes

The effective tax rate of 21.5% was lower than the prior year by 9.0%, and lower than the prior quarter by 4.6%. This was mainly due to lower taxes in certain foreign operations. The year-to-date effective tax rate was 25.3% compared to 28.0% in the prior year.

Other(1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2017	April 30 2017	July 31 2016	July 31 2017	July 31 2016
Business segment income
Net interest income(2)	$(118)	$(70)	$(101)	$(288)	$(279)
Non-interest income(2)(3)	(16)	(304)	123	(339)	202
Total revenue	(134)	(374)	22	(627)	(77)
Provision for credit losses	–	–	–	–	50
Non-interest expenses(4)	67	107	86	244	561
Income tax expense(2)	(146)	(395)	(83)	(652)	(442)
Net income (loss)	$(55)	$(86)	$19	$(219)	$(246)
Net income attributable to non-controlling interest in subsidiaries	–	–	–	–	–
Net income attributable to equity holders	$(55)	$(86)	$19	$(219)	$(246)
Other measures
Average assets ($ billions)	$107	$100	$117	$106	$110
Average liabilities ($ billions)	$227	$228	$249	$231	$248
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended July 31, 2017 – $95 (April 30, 2017 – $339; July 31, 2016 – $50) and for the nine months ended July 31, 2017 – $481 (July 31, 2016 – $252) to arrive at the amounts reported in the Consolidated Statement of Income.
(3)	Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies for the three months ended July 31, 2017 – $(39) (April 30, 2017 – $(35); July 31, 2016 – $(33)) and for the nine months ended July 31, 2017 – $(107) (July 31, 2016 – $(99)).
(4)	For the nine months ended July 31, 2016 includes restructuring charge of $378.

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $95 million in the third quarter, compared to $50 million in the same period last year and $339 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q3 2017 vs Q3 2016

Net loss attributable to equity holders was $55 million, compared to net income of $19 million. The lower net gain on investment securities was partly offset by a decrease in non-interest expenses. The reduced level of non-interest income and higher income tax benefits were due partly to the elimination of larger tax-exempt income gross-up amounts this quarter.

Q3 2017 vs Q2 2017

Net loss attributable to equity holders was $55 million, compared to a loss of $86 million. The positive impact of foreign currency translation (including hedges) and lower non-interest expenses were partly offset by lower contributions from asset/liability management activities and lower net gain on investment securities. The higher non-interest income and lower income tax benefits were due mainly to the elimination of lower tax-exempt income gross-up amounts this quarter.

Year-to-date Q3 2017 vs Year-to-date Q3 2016

Net loss attributable to equity holders was $219 million, compared to $246 million last year, or a net income of $32 million after adjusting for the restructuring charge of $278 million ($378 million pre-tax). Lower net gain on investment securities, lower gains on sale of real estate, higher non-interest expenses, and the negative impact of foreign currency translation (including hedges) were partly offset by an increase in the collective allowance on performing loans last year. The lower non-interest income and higher income tax benefits were due partly to the elimination of larger tax-exempt income gross-up amounts this year.

Scotiabank Third Quarter Report 2017    15

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights

	For the three months ended			For the nine months ended
(Unaudited)	July 31 2017	April 30 2017	July 31 2016	July 31 2017	July 31 2016
Geographic segment income ($ millions)
Canada	$1,162	$1,267	$1,131	$3,573	$3,315
United States	193	111	148	403	311
Mexico	125	115	93	337	257
Peru	141	154	132	448	432
Chile	92	93	84	277	224
Colombia	26	40	52	115	87
Other international	397	381	338	1,198	1,078
Corporate adjustments	(33)	(100)	(19)	(178)	(347)
Net income	$2,103	$2,061	$1,959	$6,173	$5,357
Average assets ($ billions)
Canada	$542	$538	$530	$539	$528
United States	113	105	127	110	126
Mexico	30	28	25	27	27
Peru	24	24	22	24	23
Chile	24	23	20	23	20
Colombia	11	11	10	11	10
Other international	164	163	160	165	164
Corporate adjustments	14	15	14	15	14
Total	$922	$907	$908	$914	$912

Quarterly Financial Highlights

			For the three months ended
(Unaudited) ($ millions)	July 31 2017	April 30 2017	January 31 2017	October 31 2016	July 31 2016	April 30 2016	January 31 2016	October 31 2015
Net interest income	$3,833	$3,728	$3,643	$3,653	$ 3,602	$3,518	$3,519	$3,371
Non-interest income	3,061	2,853	3,225	3,098	3,038	3,076	2,846	2,754
Total revenue	$6,894	$6,581	$6,868	$6,751	$6,640	$6,594	$6,365	$6,125
Provision for credit losses	573	587	553	550	571	752	539	551
Non-interest expenses	3,672	3,601	3,689	3,650	3,505	3,817	3,568	3,286
Income tax expense	546	332	617	540	605	441	444	445
Net income	$2,103	$2,061	$2,009	$2,011	$1,959	$1,584	$1,814	$1,843
Basic earnings per share ($)	1.68	1.63	1.58	1.58	1.55	1.24	1.44	1.46
Diluted earnings per share ($)	1.66	1.62	1.57	1.57	1.54	1.23	1.43	1.45

Trending analysis

Net income

The Bank recorded strong net income over the past eight quarters, with earnings trending upward in most periods. The second quarter of 2016 was impacted by a restructuring charge of $278 million ($378 million pre-tax).

Net interest income

Net interest income increased over the period, driven by steady increases in retail and commercial loans in both Canadian and International Banking, as well as corporate loans in Global Banking and Markets. As well, the average balance of low-spread deposits with banks has declined over the period. The margin has been stable with moderate increases over the period, except for the second quarter of 2017, which experienced a 14 basis point increase to 2.54% due mainly to increases in International Banking. The margin was 2.46% this quarter, down eight basis points from the prior quarter due mainly to asset mix changes in International Banking.

Non-interest income

Non-interest income grew almost every quarter over the period. In the second quarter of 2017, non-interest income declined due largely to lower trading revenues in equities and fixed income businesses. Trading revenues were strong over the period, and banking revenues trended upward with strong growth in card fees in Canadian and International Banking. Wealth management fees were also strong.

The lower net gain on investment securities in 2017 compared to the prior year was partly offset by higher gains on sale of real estate. In the second quarter of 2016, there was a gain on disposition of a non-core lease finance business in Canadian Banking.

Provision for credit losses

Provision for credit losses has remained relatively stable over the period, but peaked in the second quarter of 2016 due primarily to provisions against exposures in the energy sector and an increase of $50 million in the collective allowance against performing loans.

Non-interest expenses

Non-interest expenses have grown in line with the Bank’s strategic initiatives and investment in technology. There have also been increases in performance-based compensation and employee-related benefits over the period. The second quarter of 2016 included a restructuring charge of $378 million.

16    Scotiabank Third Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Income taxes

The effective tax rate was 20.6% this quarter and averaged 20.5% over the period, with a range of 13.9% to 23.6%. In the second quarter of 2017, the tax rate was 13.9% reflecting a higher amount of tax-exempt dividends related to higher client driven equity trading activities. Effective tax rates in other quarters were impacted by different levels of income earned in foreign tax jurisdictions, as well as the variability of tax-exempt dividend income.

Financial Position

The Bank’s total assets as at July 31, 2017 were $906 billion, up $10 billion or 1% from October 31, 2016. Adjusting for the impact of foreign currency translation, total assets were up $37 billion.

Cash and deposits with financial institutions increased $11 billion, while securities purchased under resale agreements and securities borrowed decreased $6 billion and trading assets decreased $3 billion from October 31, 2016.

Investment securities decreased $4 billion from October 31, 2016 due primarily to lower holdings of held-to-maturity securities. As of July 31, 2017, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges, decreased $44 million to an unrealized loss of $18 million due mainly to declines in the fair value of U.S. and Canadian government bonds.

Loans increased $18 billion or 4% from October 31, 2016. Adjusting for the impact of foreign currency translation, loans increased $28 billion. Residential mortgages increased $10 billion and personal loans and credit cards were up $4 billion primarily in Canada and Latin America. Business and government loans were up $14 billion, mainly in Canada, Latin America and the U.S.

Derivative instrument assets decreased $4 billion due primarily to lower amounts related to interest rate contracts.

Total liabilities were $848 billion as at July 31, 2017, up $10 billion or 1% from October 31, 2016. Adjusting for the impact of foreign currency translation, total liabilities were up $37 billion.

Total deposits increased $6 billion. Adjusting for the impact of foreign currency translation, total deposits increased $25 billion. Personal deposits grew by $1 billion, primarily in Latin America, and business and government deposits grew by $20 billion, mainly in Canada and Latin America. Deposits by financial institutions increased $4 billion.

Obligations related to securities sold short increased by $9 billion. Obligations related to securities sold under repurchase agreements and securities lent decreased by $5 billion. This decrease was mostly in line with lower securities purchased under resale agreements. Derivative instrument liabilities decreased by $2 billion, which was similar to the decrease in derivative instrument assets.

Total shareholders’ equity increased $97 million from October 31, 2016. This increase was driven mainly by current year earnings of $6,173 million. Partly offsetting was a reduction in comprehensive income of $1,772 million, due primarily to a decrease in unrealized foreign currency translation gains on the Bank’s investments in its foreign operations, dividends paid of $2,821 million, the repurchase and cancellation of approximately 14 million common shares for $1,009 million and the redemption of preferred shares of $575 million.

Risk Management

The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2016 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2016 Annual Report.

Credit risk

Allowance for credit losses

The allowance for credit losses was $4,078 million as at July 31, 2017 (excluding $212 million related to loans purchased under FDIC guarantee related to the acquisition of R-G Premier Bank of Puerto Rico) compared to $4,342 million (excluding $249 million related to R-G Premier Bank) as at April 30, 2017.

The allowance related to impaired loans was $2,640 million compared to $2,916 million as at April 30, 2017. The allowance against performing loans was $1,438 million compared to $1,426 million as at April 30, 2017.

In Canadian Banking, the allowance decreased to $785 million from $801 million as at April 30, 2017, due to lower new provisions in the retail and commercial portfolios.

In International Banking, the allowance decreased to $1,742 million from $1,975 million as at April 30, 2017, due primarily to the impact of foreign currency translation and lower new provisions.

In Global Banking and Markets, the allowance decreased to $113 million from $140 million as at April 30, 2017, due primarily to the impact of foreign currency translation and write-offs in Asia.

Impaired loans

Total gross impaired loans as at July 31, 2017, were $4,913 million, down $513 million from April 30, 2017, of which $323 million relates to the impact of foreign currency translation. The remainder was due to decreases across all portfolios.

Total net impaired loans as at July 31, 2017, were $2,273 million, down $237 million from $2,510 million as at April 30, 2017. Net impaired loans in Canadian Banking were $341 million as at July 31, 2017, a decrease of $52 million from April 30, 2017, mostly due to decreases in retail portfolios. International Banking’s net impaired loans of $1,651 million as at July 31, 2017, decreased from $1,747 million as at April 30, 2017, largely due to the impact of foreign currency translation and decreases in both commercial and retail portfolios. In Global Banking and Markets, net impaired loans decreased to $281 million as at July 31, 2017, from $370 million as at April 30, 2017.

Acquisition-related purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowance for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently, none of the purchased loans are considered to be impaired on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit rate mark adjustments.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

The credit mark captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. Changes to the expected cash flows of these loans are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income.

Scotiabank Third Quarter Report 2017    17

MANAGEMENT’S DISCUSSION & ANALYSIS

The total credit mark remaining on all acquired loans in Canadian Banking and International Banking as at July 31, 2017 was $117 million (April 30, 2017 – $172 million; October 31, 2016 – $259 million). Adjusting for the impact of foreign currency translation, the utilization of incurred and expected losses in the credit mark during the quarter was $41 million (for the quarter ending April 30, 2017 – $51 million; for the quarter ending July 31, 2016 – $69 million). The net benefit to net income attributable to common shareholders from the credit mark on acquired loans this quarter was $25 million (for the quarter ending April 30, 2017 – $26 million; for the quarter ending July 31, 2016 – $31 million).

Overview of loan portfolio

The Bank has a well diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at July 31, 2017, these loans amounted to $334 billion or 65% of the Bank’s total loans and acceptances outstanding (April 30, 2017 – $330 billion or 65%; October 31, 2016 – $322 billion or 65%). Of these, $252 billion or 75% are real estate secured loans (April 30, 2017 – $248 billion or 75%; October 31, 2016 – $242 billion or 75%). The tables below provide more details by portfolios.

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at July 31, 2017
	Residential mortgages						Home equity lines of credit
	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$6,847	3.4%	$4,942	2.4%	$11,789	5.8%	$1	–%	$1,234	6.1%	$1,235	6.1%
Quebec	8,253	4.1	7,621	3.8	15,874	7.9	–	–	997	5.0	997	5.0
Ontario	48,178	23.8	51,010	25.3	99,188	49.1	–	–	10,359	51.5	10,359	51.5
Manitoba & Saskatchewan	5,761	2.9	3,523	1.7	9,284	4.6	2	0.1	827	4.1	829	4.2
Alberta	19,112	9.5	11,684	5.8	30,796	15.3	1	–	3,068	15.2	3,069	15.2
British Columbia & Territories	15,806	7.8	19,092	9.5	34,898	17.3	–	–	3,610	18.0	3,610	18.0
Canada(3)	$103,957	51.5%	$97,872	48.5%	$201,829	100%	$4	0.1%	$20,095	99.9%	$20,099	100%
International	–	–	29,908	100	29,908	100	–	–	–	–	–	–
Total	$103,957	44.9%	$127,780	55.1%	$231,737	100%	$4	0.1%	$20,095	99.9%	$20,099	100%
	As at April 30, 2017
Canada(3)	$106,330	54.0%	$90,445	46.0%	$196,775	100%	$6	0.1%	$19,497	99.9%	$19,503	100%
International	–	–	31,538	100	31,538	100	–	–	–	–	–	–
Total	$106,330	46.6%	$121,983	53.4%	$228,313	100%	$6	0.1%	$19,497	99.9%	$19,503	100%
	As at October 31, 2016
Canada(3)	$109,947	56.9%	$83,356	43.1%	$193,303	100%	$8	0.1%	$19,065	99.9%	$19,073	100%
International	–	–	29,585	100	29,585	100	–	–	–	–	–	–
Total	$109,947	49.3%	$112,941	50.7%	$222,888	100%	$8	0.1%	$19,065	99.9%	$19,073	100%
(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $2,519 (April 30, 2017 – $2,503; October 31, 2016 – $2,376) of which $1,601 are insured (April 30, 2017 – $1,539; October 31, 2016 – $1,392).

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at July 31, 2017
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	34.3%	37.6%	26.4%	1.7%	0.0%	100%
International	69.2%	17.6%	11.2%	1.9%	0.1%	100%
	As at April 30, 2017
Canada	35.2%	36.9%	26.4%	1.4%	0.1%	100%
International	69.3%	17.9%	11.2%	1.5%	0.1%	100%
	As at October 31, 2016
Canada	35.2%	36.3%	26.7%	1.7%	0.1%	100%
International	67.7%	19.0%	11.5%	1.7%	0.1%	100%

18    Scotiabank Third Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Loan to value ratios

The Canadian residential mortgage portfolio is 48% uninsured (April 30, 2017 – 46%; October 31, 2016 – 43%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 50% (April 30, 2017 – 51%; October 31, 2016 – 50%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios(1)
	For the three months ended July 31, 2017
	Residential mortgages	Home equity lines of credit(2)
	LTV%	LTV%
Canada:
Atlantic provinces	69.5%	57.7%
Quebec	65.1	68.3
Ontario	63.2	61.7
Manitoba & Saskatchewan	68.1	62.9
Alberta	68.5	70.2
British Columbia & Territories	63.2	61.6
Canada	64.0%	62.5%
International	69.9%	n/a
	For the three months ended April 30, 2017
Canada	63.3%	62.2%
International	70.3%	n/a
	For the three months ended October 31, 2016
Canada	63.4%	64.4%
International	69.6%	n/a
(1)	The province represents the location of the property in Canada.
(2)	Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro-economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

European exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

The current European exposure is provided below:

	As at
	July 31, 2017						April 30 2017	October 31 2016
	Loans and loan equivalents
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with financial institutions(4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European exposure	Total European exposure	Total European exposure
Gross exposures	$15,670	$2,746	$14,051	$13,003	$2,502	$47,972	$50,588	$41,597
Less: Undrawn commitments	–	–	14,051	–	–	14,051	17,480	12,472
Net funded exposures	$15,670	$2,746	$–	$13,003	$2,502	$33,921	$33,108	$29,125
(1)	Individual allowance for credit losses was $47.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $1,633 and collateral held against SFT was $11,357.

Scotiabank Third Quarter Report 2017    19

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (84% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

Below are the funded exposures related to all European countries:

	As at
	July 31, 2017				April 30 2017	October 31 2016
($ millions)	Sovereign(1)	Bank	Corporate(2)	Total	Total	Total
Greece	$–	$–	$213	$213	$298	$311
Ireland	312	33	381	726	680	350
Italy	5	44	46	95	107	191
Portugal	–	–	–	–	33	–
Spain	104	196	320	620	560	599
Total GIIPS	$421	$273	$960	$1,654	$1,678	$1,451

U.K.	$3,601	$2,638	$9,133	$15,372	$14,575	$11,028
Germany	1,442	230	1,614	3,286	4,516	4,080
France	1,670	828	689	3,187	2,635	3,742
Netherlands	569	745	2,482	3,796	2,404	2,105
Switzerland	86	101	682	869	1,405	1,599
Other	2,240	154	3,363	5,757	5,895	5,120
Total Non-GIIPS	$9,608	$4,696	$17,963	$32,267	$31,430	$27,674
Total Europe	$10,029	$4,969	$18,923	$33,921	$33,108	$29,125
Total Europe as at April 30, 2017	$9,898	$6,421	$16,789	$33,108
Total Europe as at October 31, 2016	$7,336	$5,158	$16,631	$29,125
(1)	Includes $1,496 (April 30, 2017 – $1,538; October 31, 2016 – $1,959) in exposures to supra-national agencies.
(2)	Corporate includes financial institutions that are not banks.

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal and Spain (GIIPS) – is not significant. As of July 31, 2017, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $1.7 billion and remained unchanged from the last quarter. Of the $1.7 billion, $1.2 billion was related to loans and loan equivalents.

Specific to sovereign exposures to GIIPS, the Bank’s exposure to Ireland included central bank deposits of $312 million. The Bank’s sovereign exposure to Spain and Italy includes trading book securities of $104 million and $5 million, respectively. The Bank had no sovereign securities holdings of Greece and Portugal.

The Bank had exposures to Italian banks of $44 million, as at July 31, 2017 (April 30, 2017 – $51 million; October 31, 2016 – $181 million), primarily related to letters of credit. Greek exposure of $213 million (April 30, 2017 – $298 million; October 31, 2016 – $311 million) related primarily to secured loans to shipping companies.

The Bank’s exposures are distributed as follows:

	As at
	July 31, 2017					April 30 2017	October 31 2016
($ millions)	Loans and loan equivalents	Deposits with financial institutions	Securities	SFT and derivatives	Total	Total	Total
Greece	$213	$–	$–	$–	$213	$298	$311
Ireland	357	313	15	41	726	680	350
Italy	100	–	(6)	1	95	107	191
Portugal	–	–	–	–	–	33	–
Spain	500	1	99	20	620	560	599
Total GIIPS	$1,170	$314	$108	$62	$1,654	$1,678	$1,451

U.K.	$8,931	$3,073	$2,042	$1,326	$15,372	$14,575	$11,028
Germany	1,159	184	1,884	59	3,286	4,516	4,080
France	770	232	2,084	101	3,187	2,635	3,742
Netherlands	2,501	97	697	501	3,796	2,404	2,105
Switzerland	657	1	166	45	869	1,405	1,599
Other	3,228	24	2,097	408	5,757	5,895	5,120
Total Non-GIIPS	$17,246	$3,611	$8,970	$2,440	$32,267	$31,430	$27,674
Total Europe	$18,416	$3,925	$9,078	$2,502	$33,921	$33,108	$29,125

Securities exposures to European sovereigns and banks (excluding GIIPS) were $7.2 billion as at July 31, 2017 (April 30, 2017 – $8.1 billion; October 31, 2016 – $6.0 billion), predominantly related to issuers in France, Germany, United Kingdom, and Luxembourg. Securities are carried at fair value and substantially all holdings have strong market liquidity.

20    Scotiabank Third Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

The largest portion of funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and securities lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and security financing transactions are recorded on an accrual basis. As at July 31, 2017, credit exposure to banks in the form of issued letters of credit amounted to $1.4 billion (April 30, 2017 – $1.4 billion; October 31, 2016 – $1.4 billion).

Undrawn commitments of $14.1 billion (April 30, 2017 – $17.5 billion; October 31, 2016 – $12.5 billion) are comprised of unfunded loan commitments and commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $10.0 billion as at July 31, 2017 (April 30, 2017 – $12.1 billion; October 31, 2016 – $9.1 billion). As at July 31, 2017, commitments related to letters of credit with banks amounted to $2.8 billion (April 30, 2017 – $4.5 billion; October 31, 2016 – $2.7 billion). Unfunded commitments are detailed further by country in the table below.

The Bank’s indirect exposure is also detailed in the table below and is defined as:

•	Securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and
•	Letters of credit or guarantees (included as loan equivalents in the above table).

Included in the indirect exposure was securities exposure of $808 million related to GIIPS, $171 million to Germany and $164 million to Switzerland. Indirect exposure by way of letters of credit totaled $2,746 million as at July 31, 2017 (April 30, 2017 – $2,914 million; October 31, 2016 – $2,890 million), of which $245 million (April 30, 2017 – $267 million; October 31, 2016 – $184 million) was indirect exposure to GIIPS. Indirect exposure is managed through the Bank’s credit risk management framework, with a robust assessment of the counterparty.

In addition to the total indirect exposures detailed further below, the Bank had Euro-denominated collateral held for non-European counterparties of $1,488 million (April 30, 2017 – $402 million; October 31, 2016 – $295 million) related to repurchase agreements, reverse repurchase agreements, and securities lending and borrowing SFT transactions.

	Undrawn commitments			Indirect exposure(1)
($ millions)	July 31 2017	April 30 2017	October 31 2016	July 31 2017	April 30 2017	October 31 2016
Greece	$–	$–	$–	$–	$–	$–
Ireland	864	638	421	(31)	(34)	35
Italy	49	63	49	56	63	73
Portugal	–	–	–	–	–	–
Spain	159	168	172	1,028	748	561
Total GIIPS	$1,072	$869	$642	$1,053	$777	$669

U.K.	$5,634	$8,109	$4,958	$1,155	$1,178	$1,270
Germany	969	1,216	798	237	78	154
France	1,574	1,877	1,583	391	459	459
Netherlands	1,587	2,159	1,364	303	315	291
Switzerland	925	750	701	256	100	146
Other	2,290	2,500	2,426	522	569	463
Total Non-GIIPS	$12,979	$16,611	$11,830	$2,864	$2,699	$2,783
Total Europe	$14,051	$17,480	$12,472	$3,917	$3,476	$3,452
(1)	Amounts in brackets represent net short positions arising from trading transactions.

The Bank may on occasion use credit default swaps (CDS) to partially offset its banking book exposure. As part of the trading portfolio, the Bank may purchase or sell CDS. Specific to GIIPS as at July 31, 2017, the Bank had no CDS protection on funded loan exposures. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, the Bank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, the Bank has no funded exposure in these countries to retail customers or small businesses.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	July 31 2017	April 30 2017	July 31 2016
Credit spread plus interest rate	$10.9	$10.5	$9.6
Credit spread	5.6	5.7	7.7
Interest rate	8.9	7.6	7.0
Equities	2.1	1.9	2.5
Foreign exchange	2.3	1.7	1.2
Commodities	1.1	1.5	2.7
Debt specific	3.3	3.8	5.1
Diversification effect	(8.7)	(8.3)	(10.1)
Total VaR	$11.0	$11.1	$11.0
Total Stressed VaR	$27.5	$26.0	$29.3

In the third quarter of 2017, the average one-day Total VaR was $11.0 million, compared to $11.1 million in the previous quarter.

The average one-day Total Stressed VaR during the quarter increased to $27.5 million from $26.0 million.

Stressed VaR is calculated using market volatility from a one-year period identified as stressful given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis.

There were zero trading loss days in the third quarter, same as the previous quarter. The quality and accuracy of the VaR models are validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Scotiabank Third Quarter Report 2017    21

MANAGEMENT’S DISCUSSION & ANALYSIS

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives risk related to Global Banking and Markets’ activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-trading risk category. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at July 31, 2017	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$7,621	$7,621	$–	$–	n/a
Trading assets	105,148	105,148	–	–	n/a
Financial instruments designated at fair value through profit or loss	231	–	231	–	Interest rate
Derivative financial instruments	37,255	33,062	4,193	–	Interest rate, FX, equity
Investment securities	68,501	–	68,501	–	Interest rate, equity
Loans	498,559	–	498,559	–	Interest rate, FX
Assets not subject to market risk(1)	189,017	–	–	189,017	n/a
Total assets	$906,332	$145,831	$571,484	$189,017
Deposits	$618,143	$–	$584,833	$33,310	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	3,373	–	3,373	–	Interest rate, equity
Obligations related to securities sold short	32,740	32,740	–	–	n/a
Derivative financial instruments	39,919	36,106	3,813	–	Interest rate, FX, equity
Trading liabilities(2)	9,706	9,706	–	–	n/a
Pension and other benefit liabilities	2,165	–	2,165	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	142,368	–	–	142,368	n/a
Total liabilities	$848,414	$78,552	$594,184	$175,678
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

As at October 31, 2016	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$8,442	$8,442	$–	$–	n/a
Trading assets	108,561	108,561	–	–	n/a
Financial instruments designated at fair value through profit or loss	221	–	221	–	Interest rate
Derivative financial instruments	41,657	36,401	5,256	–	Interest rate, FX, equity
Investment securities	72,919	–	72,919	–	Interest rate, equity
Loans	480,164	–	480,164	–	Interest rate, FX
Assets not subject to market risk(1)	184,302	–	–	184,302	n/a
Total assets	$896,266	$153,404	$558,560	$184,302
Deposits	$611,877	$–	$580,814	$31,063	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	1,459	–	1,459	–	Interest rate, equity
Obligations related to securities sold short	23,312	23,312	–	–	n/a
Derivative financial instruments	42,387	38,213	4,174	–	Interest rate, FX, equity
Trading liabilities(2)	8,430	8,430	–	–	n/a
Pension and other benefit liabilities	3,011	–	3,011	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	147,969	–	–	147,969	n/a
Total liabilities	$838,445	$69,955	$589,458	$179,032
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 18 to the condensed interim consolidated financial statements and in Note 35 of the audited consolidated financial statements in the Bank’s 2016 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

22    Scotiabank Third Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at July 31, 2017, unencumbered liquid assets were $178 billion (October 31, 2016 – $183 billion). Securities including NHA mortgage-backed securities, comprised 67% of liquid assets (October 31, 2016 – 74%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans, were 33% of liquid assets (October 31, 2016 – 26%). The decrease in liquid assets was mainly attributable to a decrease in unencumbered liquid securities and deposits with financial institutions, which was partially offset by an increase in deposits with central banks.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at July 31, 2017. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

The Bank’s liquid asset pool is summarized in the following table:

	As at July 31, 2017
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$52,142	$–	$52,142	$–	$7,254	$44,888	$–
Deposits with financial institutions	5,608	–	5,608	–	71	5,537	–
Precious metals	7,621	–	7,621	–	127	7,494	–
Securities:
Canadian government obligations	45,466	7,108	52,574	29,419	–	23,155	–
Foreign government obligations	48,939	41,675	90,614	65,258	–	25,356	–
Other securities	57,552	62,103	119,655	79,049	–	40,606	–
Loans:
NHA mortgage-backed securities(2)	31,990	–	31,990	2,565	–	29,425	–
Call and short loans	1,529	–	1,529	–	–	1,529	–
Total	$250,847	$110,886	$361,733	$176,291	$7,452	$177,990	$–

	As at October 31, 2016
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$35,396	$–	$35,396	$–	$7,917	$27,479	$–
Deposits with financial institutions	10,948	–	10,948	–	196	10,752	–
Precious metals	8,442	–	8,442	–	115	8,327	–
Securities:
Canadian government obligations	45,825	12,482	58,307	27,187	–	31,120	–
Foreign government obligations	50,761	36,822	87,583	58,680	–	28,903	–
Other securities	58,833	60,745	119,578	76,394	–	43,184	–
Loans:
NHA mortgage-backed securities(2)	33,072	–	33,072	1,993	–	31,079	–
Call and short loans	1,673	–	1,673	–	–	1,673	–
Total	$244,950	$110,049	$354,999	$164,254	$8,228	$182,517	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available-for-sale, are reported as residential mortgage loans on the balance sheet.

Scotiabank Third Quarter Report 2017    23

MANAGEMENT’S DISCUSSION & ANALYSIS

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	July 31 2017	October 31 2016
Bank of Nova Scotia (Parent)	$136,538	$135,335
Bank domestic subsidiaries	9,427	13,871
Bank foreign subsidiaries	32,025	33,311
Total	$177,990	$182,517

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (82%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

	As at July 31, 2017
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$52,142	$–	$52,142	$–	$7,254	$44,888	$–
Deposits with financial institutions	5,608	–	5,608	–	71	5,537	–
Precious metals	7,621	–	7,621	–	127	7,494	–
Liquid securities:
Canadian government obligations	45,466	7,108	52,574	29,419	–	23,155	–
Foreign government obligations	48,939	41,675	90,614	65,258	–	25,356	–
Other liquid securities	57,552	62,103	119,655	79,049	–	40,606	–
Other securities	2,865	4,478	7,343	3,020	–	–	4,323
Loans classified as liquid assets:
NHA mortgage-backed securities	31,990	–	31,990	2,565	–	29,425	–
Call and short loans	1,529	–	1,529	–	–	1,529	–
Other loans	482,005	–	482,005	6,033	55,319	11,874	408,779
Other financial assets(4)	141,441	(78,595)	62,846	5,847	–	–	56,999
Non-financial assets	29,174	–	29,174	–	–	–	29,174
Total	$906,332	$36,769	$943,101	$191,191	$62,771	$189,864	$499,275

	As at October 31, 2016
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$35,396	$–	$35,396	$–	$7,917	$27,479	$–
Deposits with financial institutions	10,948	–	10,948	–	196	10,752	–
Precious metals	8,442	–	8,442	–	115	8,327	–
Liquid securities:
Canadian government obligations	45,825	12,482	58,307	27,187	–	31,120	–
Foreign government obligations	50,761	36,822	87,583	58,680	–	28,903	–
Other liquid securities	58,833	60,745	119,578	76,394	–	43,184	–
Other securities	5,007	4,149	9,156	3,615	–	–	5,541
Loans classified as liquid assets:
NHA mortgage-backed securities	33,072	–	33,072	1,993	–	31,079	–
Call and short loans	1,673	–	1,673	–	–	1,673	–
Other loans	464,840	–	464,840	5,934	60,311	11,596	386,999
Other financial assets(4)	151,916	(84,399)	67,517	5,316	–	–	62,201
Non-financial assets	29,553	–	29,553	–	–	–	29,553
Total	$896,266	$29,799	$926,065	$179,119	$68,539	$194,113	$484,294
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.
(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

24    Scotiabank Third Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

As of July 31, 2017, total encumbered assets of the Bank were $254 billion (October 31, 2016 – $248 billion). Of the remaining $689 billion (October 31, 2016 – $678 billion) of unencumbered assets, $190 billion (October 31, 2016 – $194 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at July 31, 2017, the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating, was $49 million or $222 million, respectively.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Liquidity coverage ratio

The Liquidity Coverage Ratio measure (LCR) is based on a 30-day liquidity stress scenario, with assumptions defined in the OSFI Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR guideline, and are grouped into three main categories, with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

The following table presents the Bank’s LCR for the quarter ended July 31, 2017, based on the average daily positions in the quarter.

For the quarter ended July 31, 2017 ($ millions)(1)	Total unweighted value (Average)(2)	Total weighted value (Average)(3)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$128,158

Cash outflows
Retail deposits and deposits from small business customers, of which:	$167,526	$11,354
Stable deposits	79,620	2,563
Less stable deposits	87,906	8,791
Unsecured wholesale funding, of which:	160,814	82,327
Operational deposits (all counterparties) and deposits in networks of cooperative banks	44,221	10,680
Non-operational deposits (all counterparties)	97,047	52,101
Unsecured debt	19,546	19,546
Secured wholesale funding	*	30,641
Additional requirements, of which:	183,694	38,162
Outflows related to derivative exposures and other collateral requirements	26,443	14,547
Outflows related to loss of funding on debt products	4,370	4,370
Credit and liquidity facilities	152,881	19,245
Other contractual funding obligations	3,220	1,751
Other contingent funding obligations(4)	436,025	7,091
Total cash outflows	*	$171,326

Cash inflows
Secured lending (e.g. reverse repos)	$134,628	$26,555
Inflows from fully performing exposures	21,219	13,528
Other cash inflows	28,328	28,328
Total cash inflows	$184,175	$68,411
		Total adjusted value(5)

Total HQLA	*	$128,158
Total net cash outflows	*	$102,915
Liquidity coverage ratio (%)	*	125%
For the quarter ended April 30, 2017 ($ millions)		Total adjusted value(5)

Total HQLA	*	$122,915
Total net cash outflows	*	$97,859
Liquidity coverage ratio (%)	*	126%
*	Disclosure is not required under regulatory guideline.
(1)	Based on the average of daily positions of the 64 business days in the quarter.
(2)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(3)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(4)	Total unweighted values include uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.
(5)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks, central bank reserves available to the Bank in times of stress and securities with a 0% risk weight, as defined under OSFI Capital Adequacy guidelines.

Scotiabank Third Quarter Report 2017    25

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s average LCR for the quarter ended July 31, 2017 was in line with the previous quarter. The Bank’s significant operating currencies are Canadian and U.S. dollars. The Bank monitors its significant currency exposures in accordance with its liquidity risk management framework and risk appetite.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $265 billion as at July 31, 2017, largely unchanged from $266 billion as at October 31, 2016. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity over 1 year) of $137 billion (October 31, 2016 – $141 billion). Longer-term wholesale debt issuances include medium-term notes, deposit notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, is managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of funding sources. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, unsecured personal lines of credit through the Hollis Receivables Term Trust II Shelf, retail credit card receivables through the Trillium Credit Card Trust II Shelf and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and the securitization of retail credit card receivables through the Trillium Credit Card Trust II program. The Bank’s Covered Bond Program is listed with the U.K. Listing Authority, and the Bank may issue under the program in Europe, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme. The Bank’s European Medium Term Note Programme is listed with the U.K. Listing Authority, Swiss Stock Exchange and the Tokyo Pro-Bond Market. The Bank’s Singapore Medium Term Note Programme is listed with the Singapore Exchange and the Taiwan Exchange.

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.

Wholesale funding sources(1)

	As at July 31, 2017
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$2,531	$338	$324	$248	$206	$3,647	$130	$232	$–	$4,009
Bearer deposit notes, commercial paper and certificate of deposits	7,393	16,865	15,914	15,109	7,182	62,463	4,943	592	12	68,010
Asset-backed commercial paper(3)	2,243	5,073	962	–	–	8,278	–	–	–	8,278
Medium term notes and deposit notes	136	3,648	3,677	8,408	5,522	21,391	15,691	32,042	11,680	80,804
Asset-backed securities	–	8	3	5	1,123	1,139	966	1,200	354	3,659
Covered bonds	–	–	2,750	–	–	2,750	5,018	16,032	1,384	25,184
Mortgage securitization(4)	–	910	570	666	556	2,702	1,904	8,331	3,474	16,411
Subordinated debt(5)	–	–	–	–	–	–	–	180	8,447	8,627
Total wholesale funding sources	$12,303	$26,842	$24,200	$24,436	$14,589	$102,370	$28,652	$58,609	$25,351	$214,982

Of Which:
Unsecured funding	$10,060	$20,851	$19,915	$23,765	$12,910	$87,501	$20,764	$33,046	$20,139	$161,450
Secured funding	2,243	5,991	4,285	671	1,679	14,869	7,888	25,563	5,212	53,532

26    Scotiabank Third Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2016
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$2,958	$571	$187	$148	$31	$3,895	$103	$149	$–	$4,147
Bearer deposit notes, commercial paper and certificate of deposits	11,434	16,838	25,324	8,181	7,357	69,134	3,151	333	–	72,618
Asset-backed commercial paper(3)	2,625	3,978	1,906	–	–	8,509	–	–	–	8,509
Medium term notes and deposit notes	1,573	5,700	4,576	3,681	3,962	19,492	21,935	31,195	7,576	80,198
Asset-backed securities	–	451	25	26	189	691	1,218	1,555	417	3,881
Covered bonds	–	3,353	2,707	–	–	6,060	3,413	19,160	1,381	30,014
Mortgage securitization(4)	–	1,376	663	950	1,063	4,052	2,102	7,834	3,782	17,770
Subordinated debt(5)	22	30	62	1	3	118	–	109	8,767	8,994
Total wholesale funding sources	$18,612	$32,297	$35,450	$12,987	$12,605	$111,951	$31,922	$60,335	$21,923	$226,131

Of Which:
Unsecured funding	$15,987	$23,139	$30,149	$12,011	$11,353	$92,639	$25,189	$31,786	$16,343	$165,957
Secured funding	2,625	9,158	5,301	976	1,252	19,312	6,733	28,549	5,580	60,174
(1)	Wholesale funding sources exclude repo transactions and bankers acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits raised by Group Treasury.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.
(5)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $178 billion as at July 31, 2017 (October 31, 2016 – $183 billion) were well in excess of wholesale funding sources which mature in the next 12 months.

Scotiabank Third Quarter Report 2017    27

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at July 31, 2017, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at July 31, 2017
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$50,658	$1,065	$428	$266	$247	$355	$459	$4	$11,889		$65,371
Trading assets	6,039	4,705	4,566	3,484	3,813	6,195	14,706	19,969	41,671		105,148
Financial instruments designated at fair value through profit or loss	–	216	–	–	–	–	15	–	–		231
Securities purchased under resale agreements and securities borrowed	65,455	15,882	2,906	901	757	–	–	–	–		85,901
Derivative financial instruments	2,953	4,085	3,306	1,626	1,279	4,425	9,547	10,034	–		37,255
Investment securities – available-for-sale	3,238	5,824	3,766	1,951	2,017	6,603	17,962	6,378	1,934		49,673
Investment securities – held-to-maturity	87	560	1,581	1,051	1,154	4,365	9,949	81	–		18,828
Loans	27,414	22,186	27,129	28,206	31,005	76,296	205,186	28,585	52,552		498,559
Residential mortgages	3,613	4,938	7,743	10,515	16,068	42,920	126,965	17,458	1,517	(1)	231,737
Personal and credit cards	4,054	2,239	3,113	2,885	2,975	11,122	20,523	5,241	50,015		102,167
Business and government	19,747	15,009	16,273	14,806	11,962	22,254	57,698	5,886	5,310	(2)	168,945
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,290)		(4,290)
Customers’ liabilities under acceptances	9,643	1,891	162	94	20	–	–	–	–		11,810
Other assets	–	–	–	–	–	–	–	–	33,556		33,556
Total assets	$165,487	$56,414	$43,844	$37,579	$40,292	$98,239	$257,824	$65,051	$141,602		$906,332

Liabilities and equity
Deposits	$53,725	$49,735	$41,921	$35,855	$25,941	$46,935	$71,116	$16,290	$276,625		$618,143
Personal	6,145	6,125	9,155	7,503	7,927	14,637	13,700	454	132,268		197,914
Non-personal	47,580	43,610	32,766	28,352	18,014	32,298	57,416	15,836	144,357		420,229
Financial instruments designated at fair value through profit or loss	–	2	2	80	99	399	2,078	713	–		3,373
Acceptances	9,643	1,891	162	94	20	–	–	–	–		11,810
Obligations related to securities sold short	1,196	70	261	333	694	3,321	10,684	10,595	5,586		32,740
Derivative financial instruments	3,668	5,111	3,990	1,606	1,581	4,772	7,497	11,694	–		39,919
Obligations related to securities sold under repurchase agreements and securities lent	85,006	6,285	521	6	190	–	–	–	–		92,008
Subordinated debentures	1,500	–	–	–	–	–	–	5,876	–		7,376
Other liabilities	1,126	760	398	338	786	1,138	2,568	4,123	31,808		43,045
Total equity	–	–	–	–	–	–	–	–	57,918		57,918
Total liabilities and equity	$155,864	$63,854	$47,255	$38,312	$29,311	$56,565	$93,943	$49,291	$371,937		$906,332

Off-balance sheet commitments
Operating leases	$30	$60	$87	$83	$81	$305	$643	$579	$–		$1,868
Credit commitments(3)	2,082	10,797	12,469	12,091	20,656	20,732	91,005	8,028	–		177,860
Financial guarantees(4)	–	–	–	–	–	–	–	–	33,798		33,798
Outsourcing obligations	17	34	51	50	51	92	80	–	1		376
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

28    Scotiabank Third Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2016
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$37,703	$1,071	$320	$237	$1,198	$932	$537	$38	$12,750		$54,786
Trading assets	8,579	7,984	2,485	2,754	2,762	4,683	17,149	20,109	42,056		108,561
Financial instruments designated at fair value through profit or loss	–	–	–	–	205	–	16	–	–		221
Securities purchased under resale agreements and securities borrowed	70,343	13,250	6,156	1,541	839	–	–	–	–		92,129
Derivative financial instruments	2,311	3,041	1,210	1,218	900	3,694	9,986	19,297	–		41,657
Investment securities – available-for-sale	1,933	4,088	3,265	2,641	1,301	5,666	23,587	5,945	2,083		50,509
Investment securities – held-to-maturity	207	439	1,162	522	1,003	4,347	14,434	296	–		22,410
Loans	23,431	24,057	26,091	25,375	26,331	81,473	190,391	31,851	51,164		480,164
Residential mortgages	3,382	5,485	8,771	12,693	10,796	48,038	112,675	19,265	1,783	(1)	222,888
Personal and credit cards	2,790	2,484	2,902	3,154	2,777	10,277	20,914	5,813	48,391		99,502
Business and government	17,259	16,088	14,418	9,528	12,758	23,158	56,802	6,773	5,616	(2)	162,400
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,626)		(4,626)
Customers’ liabilities under acceptances	9,899	1,816	248	9	6	–	–	–	–		11,978
Other assets	–	–	–	–	–	–	–	–	33,851		33,851
Total assets	$154,406	$55,746	$40,937	$34,297	$34,545	$100,795	$256,100	$77,536	$141,904		$896,266

Liabilities and equity
Deposits	$55,066	$59,091	$55,977	$24,792	$22,794	$50,504	$75,096	$13,125	$255,432		$611,877
Personal	6,944	8,892	9,131	7,392	6,501	15,206	16,317	549	128,370		199,302
Non-personal	48,122	50,199	46,846	17,400	16,293	35,298	58,779	12,576	127,062		412,575
Financial instruments designated at fair value through profit or loss	–	4	–	–	3	110	1,038	304	–		1,459
Acceptances	9,899	1,816	248	9	6	–	–	–	–		11,978
Obligations related to securities sold short	80	200	388	897	22	2,755	4,544	9,039	5,387		23,312
Derivative financial instruments	1,711	2,237	1,399	1,399	1,035	4,267	10,473	19,866	–		42,387
Obligations related to securities sold under repurchase agreements and securities lent	87,130	7,050	215	335	2,352	1	–	–	–		97,083
Subordinated debentures	–	–	–	–	–	–	–	7,633	–		7,633
Other liabilities	568	819	591	316	550	1,434	2,432	4,094	31,912		42,716
Total equity	–	–	–	–	–	–	–	–	57,821		57,821
Total liabilities and equity	$154,454	$71,217	$58,818	$27,748	$26,762	$59,071	$93,583	$54,061	$350,552		$896,266

Off-balance sheet commitments
Operating leases	$28	$60	$88	$85	$83	$291	$631	$536	$–		$1,802
Credit commitments(3)	5,081	5,170	12,498	15,381	20,870	15,723	93,842	5,680	–		174,245
Financial guarantees(4)	–	–	–	–	–	–	–	–	35,297		35,297
Outsourcing obligations	17	35	50	49	49	197	114	–	1		512
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Credit ratings

Credit ratings are one of the factors that affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

On May 10, 2017, Moody’s downgraded the long-term ratings of all Canadian banks, citing concerns around expanding levels of private sector debt, which could increase the likelihood of weaker asset quality in the future. Moody’s downgraded the Bank’s long-term ratings by one notch to A1 from Aa3, while affirming the Bank’s short-term deposit rating of P-1.

The Bank continues to have strong credit ratings and is rated AA by DBRS, A1 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P). Fitch and S&P have a stable outlook on the Bank. Meanwhile, DBRS and Moody’s continue to maintain their negative outlook for all Canadian banks citing the uncertainty around the federal government’s proposed new bail-in regime for senior unsecured debt, to reflect the greater likelihood that such debt may incur losses in the unlikely event of a distress scenario.

Scotiabank Third Quarter Report 2017    29

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management

We continue to manage our capital in accordance with the capital management framework as described on pages 31 to 42 of the Bank’s 2016 Annual Report.

Regulatory capital requirements under Basel III

We continue to monitor and prepare for new regulatory capital developments to ensure compliance with these requirements. There were no new OSFI requirements this quarter.

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
	July 31 2017	April 30 2017	October 31 2016
($ millions)	All-in	All-in	All-in
Common Equity Tier 1 capital	$41,369	$42,474	$39,989
Tier 1 capital	45,913	47,048	45,066
Total regulatory capital	53,929	55,310	53,330
CET1 risk-weighted assets(1)(2)	$365,411	$374,876	$364,048
Tier 1 risk-weighted assets(1)(2)	365,411	375,148	364,504
Total risk-weighted assets(1)(2)	365,411	375,366	364,894
Capital ratios (%):
Common Equity Tier 1 capital	11.3	11.3	11.0
Tier 1 capital ratio	12.6	12.5	12.4
Total capital ratio	14.8	14.7	14.6
Leverage:
Leverage exposures	$1,032,443	$1,061,939	$1,010,987
Leverage ratio (%)	4.4	4.4	4.5
(1)	CVA risk-weighted assets (RWA) were calculated using scalars of 0.72, 0.77 and 0.81 to compute CET1, Tier 1 and Total capital ratios, respectively, in 2017 (October 31, 2016 – scalars of 0.64, 0.71 and 0.77).
(2)	Since the introduction of Basel II in 2008, OSFI has prescribed a minimum capital floor for institutions that use the advanced internal ratings-based approach for credit risk. The Basel I capital floor add-on is determined by comparing a capital requirement calculated by reference to Basel I against the Basel III calculation, as specified by OSFI. A shortfall in the Basel III capital requirement as compared with the Basel I floor is added to RWA. As at July 31, 2017, CET1, Tier 1 and Total Capital RWA include Basel I floor adjustments of $5.6 billion, $5.3 billion and $5.1 billion, respectively.

The Bank’s Common Equity Tier 1 capital ratio remained at 11.3% this quarter as strong internal capital generation was offset by growth in risk-weighted assets, excluding the impact from foreign currency translation. In addition, the Bank’s Tier 1 and Total capital ratios increased marginally to 12.6% and 14.8%, respectively.

As at July 31, 2017, the CET1, Tier 1, Total capital and Leverage ratios were well above Basel III all-in minimum requirements.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $41.4 billion, as at July 31, 2017, a decrease of approximately $1.1 billion during the quarter, primarily from lower accumulated other comprehensive income of $2.6 billion and the Bank’s common share buybacks, net of share issuances, during the quarter of $0.3 billion, partly offset by internal capital generation of $1.1 billion and lower capital deductions of $0.8 billion.

Risk-weighted assets

CET1 RWA decreased by $9.5 billion or 2.5% during the quarter to $365.4 billion, primarily due to the impact of a stronger Canadian dollar, partly offset by organic growth in personal and business lending RWA. In addition, the benefits of RWA reductions from model changes and parameter updates during the quarter were fully offset by additional RWA from the Basel I regulatory capital floor.

Normal Course Issuer Bid

On May 30, 2017, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (the “2017 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2017 NCIB will terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the NCIB, (ii) the Bank providing a notice of termination, or (iii) June 1, 2018. On a quarterly basis, the Bank will notify OSFI prior to making purchases. Under this bid, the Bank has repurchased and cancelled 4 million common shares at an average price of approximately $74.83 per share in the quarter ended July 31, 2017.

On May 31, 2016, the Bank announced that OSFI and the TSX approved a normal course issuer bid (the “2016 NCIB”) pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. The 2016 NCIB terminated on June 1, 2017. On January 4, 2017 and March 17, 2017 the TSX approved amendments to the 2016 NCIB, including to allow the Bank to purchase common shares by private agreement or under a specific share repurchase program, respectively. Under the 2016 NCIB, the Bank repurchased and cancelled 10 million common shares at an average price of approximately $71.00 per share.

During the nine months ended July 31, 2017, the Bank repurchased and cancelled 14 million common shares as part of its normal course issuer bids at an average price of $72.09 per share for a total amount of $1,009 million. Seven million common shares were repurchased pursuant to private agreements and 5.5 million common shares pursuant to a specific share repurchase program, such purchases were in each case made from arm’s length third party sellers and at a discount to the prevailing market price of the Bank’s common shares on the TSX at the time of the purchases.

Common dividend

The Board of Directors, at its meeting on August 28, 2017, approved a dividend of 79 cents per share. This quarterly dividend is payable to shareholders of record as of October 3, 2017 on October 27, 2017.

30    Scotiabank Third Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 17. The methods of determining the fair value of financial instruments are detailed on page 153 of the Bank’s 2016 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 73 of the Bank’s 2016 Annual Report).

Total derivative notional amounts were $4,244 billion as at July 31, 2017, compared to $4,059 billion as at April 30, 2017 and $3,895 billion as at October 31, 2016. The quarterly change was primarily due to an increase in volume of interest rate contracts partially offset by the impact of foreign currency translation. The total notional amount of over-the-counter derivatives was $3,996 billion (April 30, 2017 – $3,768 billion; October 31, 2016 – $3,666 billion), of which $2,496 billion were settled through central counterparties as at July 31, 2017 (April 30, 2017 – $2,185 billion; October 31, 2016 – $2,110 billion). The credit equivalent amount, after taking master netting arrangements into account, was $32.5 billion, compared to $37.1 billion as at April 30, 2017. The decrease was largely due to the impact of foreign currency translation and an overall decrease in volume.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 46 of the Bank’s 2016 Annual Report. The Bank’s net exposures have substantially remained unchanged from year end.

Securitizations

In February 2017, the Bank securitized $1,129 million of its Canadian auto loan receivables through Securitized Term Auto Receivables Trust 2017-1 (START 2017-1), a Bank-sponsored structured entity that is consolidated. START 2017-1 issued multiple series of Class A notes to third-party investors and subordinated notes to the Bank, and the proceeds of such issuances were used to purchase a discrete pool of Canadian auto loan receivables from the Bank on a fully serviced basis. The sale of such pools did not qualify for derecognition and therefore the loan receivables continue to be recognized on the Consolidated Statement of Financial Position. Recourse of the noteholders is limited to the securitized loan receivables. The subordinated notes issued by START 2017-1 and held by the Bank of $69 million are eliminated upon consolidation.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 42 to 44 of the Bank’s 2016 Annual Report.

Structured entities

The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $5.3 billion as at July 31, 2017 (October 31, 2016 – $5.8 billion). As at July 31, 2017, total commercial paper outstanding for these conduits was $3.9 billion (October 31, 2016 – $4.4 billion). Funded assets purchased and held by these conduits as at July 31, 2017, as reflected at original cost, were $3.9 billion (October 31, 2016 – $4.4 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2016.

Other off-balance sheet arrangements

Guarantees and other indirect commitments increased by 3% from October 31, 2016. The increase was due to higher volumes of undrawn commitments, and commitments in relation to secured lending activities. Fees from guarantees and loan commitment arrangements recorded as credit fees in non-interest income – banking were $144 million for the three months ended July 31, 2017, compared to $142 million in the previous quarter and $146 million in the previous year.

Scotiabank Third Quarter Report 2017    31

MANAGEMENT’S DISCUSSION & ANALYSIS

Regulatory Developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, consumer protection measures and specific financial reforms. The Bank continues to monitor these and other developments and is working to ensure business impacts, if any, are minimized.

Bank Recapitalization Regime – Proposed Bail-in Regulations

On June 22, 2016, legislation came into force amending the Bank Act (Canada) (the “Bank Act”) and the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and certain other federal statutes pertaining to banks to create a bail-in regime for Canada’s domestically systemically important banks, which include the Bank. On June 17, 2017, the Government of Canada published in draft for public comment regulations under the CDIC Act and the Bank Act providing the final details of the conversion, issuance and compensation regimes for bail-in instruments issued by domestic systemically important banks, including the Bank (collectively, the “Bail-In Regulations”). Pursuant to the CDIC Act, in circumstances where OSFI has determined that the Bank has ceased, or is about to cease, to be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing CDIC to convert all or a portion of certain shares and liabilities of the Bank into common shares of the Bank (a “Bail-In Conversion”).

The Bail-In Regulations prescribe the types of shares and liabilities that will be subject to a Bail-In Conversion. In general, any senior debt with an initial or amended term to maturity (including explicit or embedded options) greater than 400 days, that is unsecured or partially secured and has been assigned a CUSIP or ISIN or similar identification number would be subject to a Bail-In Conversion. Shares, other than common shares, and subordinated debt would also be subject to a Bail-In Conversion, unless they are non-viability contingent capital. Notwithstanding the above, assuming the draft Bail-In Regulations come into force in their current form, any shares and liabilities issued before the date the Bail-In Regulations come into force would not be subject to a Bail-In Conversion, unless, in the case of a liability the terms of such liability are, on or after that day, amended to increase its principal amount or to extend its term to maturity and the liability, as amended, meets the requirements to be subject to a Bail-In Conversion.

The draft Bank Recapitalization (Bail-in) Conversion Regulations and the Bank Recapitalization (Bail-in) Issuance Regulation provide that they will come into force 180 days after the regulations are finalized.

Over-The-Counter Derivatives Reform

Capital requirements for derivatives dealers are currently being considered by international regulators, and margin requirements for non-centrally cleared derivatives have been adopted in a number of jurisdictions, including Canada, Europe and the United States. In March 2015, the Basel Committee on Banking Supervision and the International Organization of Securities Commissions published a framework establishing minimum standards for margin requirements for non-centrally cleared derivatives for financial firms and systemically important non-financial entities (“BCBS Framework”). On February 29, 2016, the Office of the Superintendent of Financial Institutions (“OSFI”) issued the final version of Guideline E-22 to implement the BCBS Framework for federally regulated financial institutions. The Guideline is effective September 1, 2016 with compliance to be phased in over the next four years in accordance with the BCBS Framework, and the margin requirements are designed to be coordinated with the rules established in the U.S., the European Union and other relevant jurisdictions with respect to cross-border activities. Margin rules require the exchange of variation margin and initial margin, both of which are designed to secure performance of non-centrally cleared derivatives transactions between covered entities. The Bank became subject to variation margin rules beginning March 1, 2017 and initial margin rules beginning no earlier than September 1, 2018 and no later than September 1, 2019. In February 2017, various regulatory authorities including the Board of Governors of the Federal Reserve System, the CFTC, the European Supervisory Authorities and OSFI issued guidance concerning the implementation of their variation margin rules, affirming the importance of timely effectiveness while recognizing the operational challenges of achieving market-wide participation, especially with respect to smaller counterparty relationships. On April 4, 2017, the CSA published proposed National Instrument 93-101: Derivatives: Business Conduct Rules. The proposed rules impose a business conduct standard on derivatives dealers and derivatives advisers when transacting in OTC derivatives with derivatives parties. The Bank is continuing with its efforts to meet all obligations imposed by the variation margin rules in accordance with the guidance received from OSFI and other relevant supervisory authorities.

Automatic Exchange of Information – Organisation for Economic Co-operation and Development (OECD)

Under the initiative of the OECD, many countries have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a Common Reporting Standard (CRS). Canada’s automatic exchange of financial account information arrangements with jurisdictions other than the U.S. has been implemented in accordance with the CRS and the implementation of the CRS legislation in Canada is effective July 1, 2017. The Bank will meet all obligations imposed under the CRS, in accordance with local law, in Canada and all applicable jurisdictions in which it operates.

United Kingdom and European Regulatory Reform

On June 23, 2016, the United Kingdom (UK) held a referendum to decide on its membership in the European Union. The resulting vote was to leave the European Union. A formal notice of the UK Government’s intention to withdraw was provided to the European Council on March 29, 2017, triggering a two-year negotiation period during which the terms of the UK’s exit will be determined. Until those negotiations are concluded or the negotiation period expires, the UK will remain an EU Member State, subject to all EU legislation. There are a number of uncertainties in connection with the future of the UK and its relationship with the European Union, until the terms and timing of the UK’s exit from the European Union are clearer, it is difficult to determine the potential longer term impact on the Bank. The UK’s exit from the European Union may result in significant changes in law, which may impact the Bank’s business, financial condition and results of operations and could adversely impact the Bank’s cost of funding in Europe. The Bank continually monitors developments to prepare for changes that have the potential to impact its operations in the UK and elsewhere in Europe.

The Markets in Financial Instruments Directive II/Regulation (MiFID II/MiFIR) becomes effective January 2018 and will have a significant technological and procedural impact for certain of our businesses operating in the European Union as it relates to changes to pre- and post-trade transparency, market structure, transaction reporting, algorithmic trading, and conduct of business rules. Unlike the current MiFID regime, which applies primarily to equities, MiFID II/MiFIR will also extend to fixed income and “equity-like” products.

Regulatory developments relating to liquidity

The Net Stable Funding Ratio (NSFR) is expected to become a minimum standard in OSFI’s liquidity framework. The NSFR is aimed at reducing structural funding risk by requiring banks to fund their activities with sufficiently stable sources of funding. OSFI has extended the implementation timeline of the NSFR to January 2019.

32    Scotiabank Third Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2016. Note 3 of the Bank’s consolidated financial statements in the 2016 Annual Report describes the Bank’s significant accounting policies.

Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 4 of the Bank’s audited consolidated financial statements in the 2016 Annual Report, other than the issuance of IFRS 17.

IFRS 17 Insurance Contracts

On May 18, 2017, the IASB issued IFRS 17 Insurance Contracts, which provides a comprehensive principle-based framework for the measurement and presentation of all insurance contracts. The new standard will replace IFRS 4 Insurance Contracts and requires insurance contracts to be measured using current fulfillment cash flows and for revenue to be recognized as the service is provided over the coverage period. The standard is effective for the Bank on November 1, 2021. The Bank is assessing the impact of adopting this new standard.

New regulatory developments

In March 2017 the Basel Committee on Banking Supervision (BCBS) issued the Pillar 3 disclosure requirements – consolidated and enhanced framework which builds on the revisions to the Pillar 3 disclosure published by the Committee in January 2015.

In March 2017, the BCBS also released its standard on the interim approach and transitional arrangements for the regulatory treatment of accounting provisions. In the standard, the BCBS clarified that it will retain its current treatment of provisions under both Standardized Approach and Advanced Internal Ratings Based frameworks during an interim period. Further, the BCBS allows local jurisdictions the option to choose whether to apply a transitional arrangement for the impact of IFRS 9 on regulatory capital. OSFI has publicly issued its draft Capital Adequacy Requirements guidance for consultation which will take effect from November 1, 2017. The Bank will participate with Industry in a response to OSFI’s proposed changes.

In April 2017, OSFI issued a guideline indicating that all domestic systemically important banks are expected to implement the Revised Pillar 3 disclosure requirements for the reporting period ending October 31, 2018. We are awaiting OSFI’s guideline on the implementation of the Pillar 3 disclosure requirements – consolidated and enhanced framework.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the three months ended July 31, 2017, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2016 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Economic Outlook

Sources of global growth are strengthening and diversifying, both within countries and across regions. This is causing a re-assessment of monetary policy prospects in a number of countries, with a shift in both tone and action from several major central banks as they prepare to follow the US Fed’s lead and begin withdrawing exceptional stimulus measures. The Bank of Canada raised its overnight rate for the first time in nearly seven years in July 2017; the European Central Bank (ECB) is likely to follow with a tightening in its policy stance. The Fed is expected to announce in September a shift in its balance sheet management to tighten financial conditions further. While there is, of course, the possibility of increased volatility as markets digest the implications of reduced central bank support, this shift in stance from central bankers is very good news: it signals that economic recovery is now, at long last, self-sustaining, and far less reliant on exceptional policy measures.

Other threats to the outlook are mixed. It now appears clear that the United States (U.S.) will seek to modernize NAFTA instead of completely replacing it. The U.S. is, however, now also considering other actions that could trigger trade wars. Economic risks are, meanwhile, diminishing as the increasingly broad-based nature of activity in most advanced economies reduces the reliance on households and policy support to drive growth.

In Canada, GDP growth is now tracking toward 2.9% in 2017, roughly double the Bank of Canada’s estimate of Canada’s potential. If realized, this would be the highest annual growth rate since 2011’s 3.1% and it would make Canada one of the fastest-growing countries in the industrialized world. Some of this demand is likely being pulled ahead from future periods: we anticipate a marked deceleration to 1.9% next year.

As the U.S. economy heads into the eighth year of its third-longest expansion, the fundamentals for continued solid growth remain in place, though any slack in the economy is rapidly closing. No meaningful tax reform or expanded infrastructure spending is likely to be implemented over the next 18 months, but a variety of material risks to the U.S. outlook have abated: the USD has weakened, bond yields are lower than expected earlier, financial conditions have materially eased, oil prices are lower than previously projected, and trade policy risks appear lower, thereby generating less drag than expected on investment.

In Latin America, while economic growth is projected to be higher next year, economic performance is likely to be affected by political uncertainty as looming presidential elections in Mexico, Chile, Colombia, and Peru are all likely to weigh on growth, while investor support for Brazil will be intimately tied to the fate of the current government’s reform program.

In the Eurozone, survey indicators are extremely strong: they imply that GDP growth should continue to accelerate throughout 2017 to an annual average growth rate of 2.2%, twice the growth of potential output. In contrast, the outlook for the UK has softened since earlier in the year and the headwinds to growth are expected to build as 2017 progresses.

The Chinese government will likely continue its sizeable fiscal injections to keep the economy’s growth trajectory in line with the official growth target of “around 6.5%” in 2017; we expect output to expand by 6.7% this year and 6.3% in 2018.

Scotiabank Third Quarter Report 2017    33

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at July 31, 2017	Amount ($ millions)	Dividends declared per share(1)	Number outstanding (000s)		Conversion feature
Common shares (2)	$15,583	$0.79		1,198,209	n/a
Preferred shares
Preferred shares Series 18(3)(4)	187	0.209375		7,498	Series 19
Preferred shares Series 19(3)(4)	158	0.161625		6,302	Series 18
Preferred shares Series 20(3)(4)	201	0.225625		8,039	Series 21
Preferred shares Series 21(3)(4)	149	0.139750		5,961	Series 20
Preferred shares Series 22(3)(4)	234	0.239375		9,377	Series 23
Preferred shares Series 23(3)(4)	66	0.151000		2,623	Series 22
Preferred shares Series 30(3)(4)	154	0.113750		6,143	Series 31
Preferred shares Series 31(3)(4)	111	0.096000		4,457	Series 30
Preferred shares Series 32(3)(4)	279	0.128938		11,162	Series 33
Preferred shares Series 33(3)(4)	130	0.118214		5,184	Series 32
Preferred shares Series 34(3)(4)(5)	350	0.343750		14,000	Series 35
Preferred shares Series 36(3)(4)(5)	500	0.343750		20,000	Series 37
Preferred shares Series 38(3)(4)(5)	500	0.303125		20,000	Series 39

Trust securities	Amount ($ millions)	Distribution	Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(6 a,c,d)	$750	28.25		5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(6 b,c,d)	650	39.01		7.802	650

NVCC Subordinated debentures			Amount ($ millions)		Interest rate (%)
Subordinated debentures due March 2027				$1,250	2.58
Subordinated debentures due December 2025				750	3.37
Subordinated debentures due December 2025			US$	1,250	4.50

Options					Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(2)(7)					16,610
(1)	Dividends declared as at August 29, 2017.
(2)	Dividends on common shares are paid quarterly, if and when declared. As at August 18, 2017, the number of outstanding common shares and options were 1,198,259 thousand and 16,546 thousand, respectively. The Board of Directors, at its meeting on August 28, 2017, approved a dividend of 79 cents per share payable to shareholders of record as of October 3, 2017 on October 27, 2017.
(3)	These preferred shares are entitled to non-cumulative preferential cash dividends payable quarterly. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2016 Annual Report for further details.
(4)	These preferred shares have conversion features, subject to certain conditions. If converted, the holders have the option to convert back to the original preferred shares, subject to certain conditions on subsequent redemption dates. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2016 Annual Report for further details.
(5)	These preferred shares contain Non-Viability Contingent Capital (NVCC) provisions necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2016 Annual Report and below for further details.
(6)(a)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole upon the occurrence of certain tax or regulatory capital changes, or in whole or in part on December 30, 2011 and on any distribution date thereafter at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share. Refer to Note 23 in the Bank’s 2016 Annual Report for further details. Under the circumstances outlined in 6(c) below, the Scotia BaTS II Series 2006-1 would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(6)(b)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1). Interest is payable semi-annually in an amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. Starting on June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in 6(c) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued Non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). If there is an automatic exchange of the Scotia BaTS III Series 2009-1 into Preferred Shares Series R of the Bank, then the Bank would become the sole beneficiary of the Trust.
(6)(c)	The Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.
(6)(d)	No cash distributions will be payable on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2016 Annual Report.
(7)	Included are 9,152 stock options with tandem stock appreciation rights (Tandem SAR) features.

34    Scotiabank Third Quarter Report 2017

MANAGEMENT’S DISCUSSION & ANALYSIS

NVCC provisions require the conversion of capital instruments into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, NVCC preferred shares Series 34, Series 35, Series 36, Series 37, Series 38 and Series 39, if outstanding, would be converted into common shares pursuant to an automatic conversion formula defined as 100% times the share value of $25.00 plus declared and unpaid dividends divided by the conversion price. NVCC subordinated debentures due March 30, 2027, December 8, 2025, and December 16, 2025, would be converted into common shares pursuant to an automatic conversion formula defined as 150% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 or, where applicable, the U.S. dollar equivalent of $5.00 (subject in each case to adjustments in certain events as set out in their respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average). Based on the floor price, excluding the impact of accrued and unpaid interest (if any) and declared but unpaid dividends (if any), the maximum number of common shares issuable on conversion of the subordinated debentures and preferred shares would be 1,338 million common shares.

For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 20, 23 and 25 of the Bank’s consolidated financial statements in the 2016 Annual Report.

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

36	Condensed Interim Consolidated Financial Statements
41	Notes to the Condensed Interim Consolidated Financial Statements
	41	Note 1 - Reporting entity
	41	Note 2 - Basis of preparation
	41	Note 3 - Significant accounting policies
	41	Note 4 - Future accounting developments
	42	Note 5 - Cash and deposits with financial institutions
	42	Note 6 - Investment securities
	43	Note 7 - Derecognition of financial assets
	44	Note 8 - Impaired loans and allowance for credit losses
	47	Note 9 - Investments in associates

48	Note 10 - Deposits
48	Note 11 - Capital and financing transactions
49	Note 12 - Capital management
49	Note 13 - Share-based payments
49	Note 14 - Employee benefits
50	Note 15 - Operating segments
52	Note 16 - Non-interest income
52	Note 17 - Earnings per share
52	Note 18 - Financial instruments
60	Note 19 - Corporate income taxes
60	Note 20 - Business combinations
60	Note 21 - Events after the Consolidated Statement of Financial Position date

Scotiabank Third Quarter Report 2017    35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	July 31 2017	April 30 2017	October 31 2016
Assets
Cash and deposits with financial institutions	5	$57,750	$50,877	$46,344
Precious metals		7,621	8,534	8,442
Trading assets
Securities		86,090	90,505	87,287
Loans		16,965	18,895	19,421
Other		2,093	2,431	1,853
		105,148	111,831	108,561
Financial instruments designated at fair value through profit or loss		231	251	221
Securities purchased under resale agreements and securities borrowed		85,901	101,643	92,129
Derivative financial instruments		37,255	37,641	41,657
Investment securities	6	68,501	69,792	72,919
Loans
Residential mortgages		231,737	228,313	222,888
Personal and credit cards		102,167	101,291	99,502
Business and government		168,945	171,242	162,400
		502,849	500,846	484,790
Allowance for credit losses	8(b)	4,290	4,591	4,626
		498,559	496,255	480,164
Other
Customers’ liability under acceptances		11,810	10,378	11,978
Property and equipment		2,228	2,355	2,520
Investments in associates	9	4,382	4,523	4,299
Goodwill and other intangible assets		11,931	12,285	12,141
Deferred tax assets		1,728	1,933	2,021
Other assets		13,287	13,348	12,870
		45,366	44,822	45,829
Total assets		$906,332	$921,646	$896,266
Liabilities
Deposits
Personal	10	$197,914	$202,004	$199,302
Business and government	10	377,883	379,015	372,303
Financial institutions	10	42,346	47,190	40,272
		618,143	628,209	611,877
Financial instruments designated at fair value through profit or loss		3,373	2,545	1,459
Other
Acceptances		11,810	10,378	11,978
Obligations related to securities sold short		32,740	30,078	23,312
Derivative financial instruments		39,919	40,336	42,387
Obligations related to securities sold under repurchase agreements and securities lent		92,008	95,664	97,083
Subordinated debentures		7,376	7,621	7,633
Other liabilities		43,045	47,016	42,716
		226,898	231,093	225,109
Total liabilities		848,414	861,847	838,445
Equity
Common equity
Common shares	11	15,584	15,614	15,513
Retained earnings		37,092	36,234	34,752
Accumulated other comprehensive income		566	3,141	2,240
Other reserves		123	126	152
Total common equity		53,365	55,115	52,657
Preferred shares	11	3,019	3,019	3,594
Total equity attributable to equity holders of the Bank		56,384	58,134	56,251
Non-controlling interests in subsidiaries		1,534	1,665	1,570
Total equity		57,918	59,799	57,821
Total liabilities and equity		$906,332	$921,646	$896,266

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

36    Scotiabank Third Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the nine months ended
(Unaudited) ($ millions)	Note	July 31 2017	April 30 2017	July 31 2016	July 31 2017	July 31 2016
Revenue Interest income
Loans		$5,545	$5,300	$5,146	$16,091	$15,199
Securities		350	357	333	1,040	903
Securities purchased under resale agreements and securities borrowed		70	72	35	197	112
Deposits with financial institutions		153	105	106	352	295
		6,118	5,834	5,620	17,680	16,509
Interest expense
Deposits		2,005	1,851	1,750	5,705	5,007
Subordinated debentures		59	58	57	175	175
Other		221	197	211	596	688
		2,285	2,106	2,018	6,476	5,870
Net interest income		3,833	3,728	3,602	11,204	10,639
Non-interest income
Banking	16	982	943	918	2,898	2,712
Wealth management	16	847	853	818	2,543	2,445
Underwriting and other advisory		150	140	202	433	424
Non-trading foreign exchange		131	148	131	421	404
Trading revenues		356	181	381	1,040	1,026
Net gain on sale of investment securities		84	87	143	251	438
Net income from investments in associated corporations		113	98	97	310	297
Insurance underwriting income, net of claims		163	151	153	476	453
Other		235	252	195	767	761
		3,061	2,853	3,038	9,139	8,960
Total revenue		6,894	6,581	6,640	20,343	19,599
Provision for credit losses		573	587	571	1,713	1,862
		6,321	5,994	6,069	18,630	17,737
Non-interest expenses
Salaries and employee benefits		1,849	1,838	1,754	5,566	5,278
Premises and technology		618	603	548	1,815	1,638
Depreciation and amortization		191	188	173	566	501
Communications		104	112	106	329	331
Advertising and business development		144	133	152	405	433
Professional		192	173	169	523	479
Business and capital taxes		107	107	96	325	306
Other		467	447	507	1,433	1,924
		3,672	3,601	3,505	10,962	10,890
Income before taxes		2,649	2,393	2,564	7,668	6,847
Income tax expense		546	332	605	1,495	1,490
Net income		$2,103	$2,061	$1,959	$6,173	$5,357
Net income attributable to non-controlling interests in subsidiaries		58	64	62	183	179
Net income attributable to equity holders of the Bank		2,045	1,997	1,897	5,990	5,178
Preferred shareholders		29	32	37	100	99
Common shareholders		$2,016	$1,965	$1,860	$5,890	$5,079
Earnings per common share (in dollars)
Basic	17	$1.68	$1.63	$1.55	$4.89	$4.22
Diluted	17	$1.66	$1.62	$1.54	$4.85	$4.20
Dividends paid per common share (in dollars)		$0.76	$0.76	$0.72	$2.26	$2.14

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2017    37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2017	April 30 2017	July 31 2016	July 31 2017	July 31 2016
Net income	$2,103	$2,061	$1,959	$6,173	$5,357
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(4,011)	2,622	1,324	(2,966)	(562)
Net gains (losses) on hedges of net investments in foreign operations	1,278	(932)	(475)	866	134
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(27)	18	10	(23)	(9)
Net gains (losses) on hedges of net investments in foreign operations	336	(234)	(125)	229	36
	(3,042)	1,906	964	(2,306)	(455)
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	(238)	327	385	(300)	419
Reclassification of net (gains) losses to net income(1)	119	(185)	(339)	256	(598)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	(65)	84	101	(77)	114
Reclassification of net (gains) losses to net income	35	(47)	(87)	66	(164)
	(89)	105	32	(33)	(129)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	294	1,608	360	991	272
Reclassification of net (gains) losses(2)	(72)	(1,687)	(252)	(1,007)	328
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	79	422	101	260	82
Reclassification of net (gains) losses	(22)	(442)	(72)	(266)	76
	165	(59)	79	(10)	442
Other comprehensive income (loss) from investments in associates	16	20	(7)	37	23
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	302	(456)	(528)	756	(1,162)
Income tax expense (benefit)	80	(120)	(141)	204	(307)
	222	(336)	(387)	552	(855)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(4)	(11)	(4)	(18)	(19)
Income tax expense (benefit)	(2)	(2)	(1)	(5)	(6)
	(2)	(9)	(3)	(13)	(13)
Other comprehensive income (loss) from investments in associates	–	–	–	1	(10)
Other comprehensive income (loss)	(2,730)	1,627	678	(1,772)	(997)
Comprehensive income (loss)	$(627)	$3,688	$2,637	$4,401	$4,360
Comprehensive income (loss) attributable to non-controlling interests	(97)	139	34	85	106
Comprehensive income (loss) attributable to equity holders of the Bank	(530)	3,549	2,603	4,316	4,254
Preferred shareholders	29	32	37	100	99
Common shareholders	$(559)	$3,517	$2,566	$4,216	$4,155
(1)	Includes amounts related to qualifying hedges.
(2)	For the quarter ended July 31, 2016, includes reclassification of $22 pre-tax to goodwill for acquisition-related cash flow hedges.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

38    Scotiabank Third Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Available- for-sale securities	Cash flow hedges	Other(2)	Other reserves(3)	Total common equity	Preferred shares	Total common and preferred equity	Non- controlling interests in subsidiaries		Total
Balance as at November 1, 2016	$15,513	$34,752	$3,055	$14	$264	$(1,093)	$152	$52,657	$3,594	$56,251	$1,570		$57,821
Net income	–	5,890	–	–	–	–	–	5,890	100	5,990	183		6,173
Other comprehensive income (loss)	–	–	(2,201)	(38)	(11)	576	–	(1,674)	–	(1,674)	(98)		(1,772)
Total comprehensive income	$–	$5,890	$(2,201)	$(38)	$(11)	$576	$–	$4,216	$100	$4,316	$85		$4,401
Shares issued	252	–	–	–	–	–	(35)	217	–	217	–		217
Shares repurchased/redeemed	(181)	(828)	–	–	–	–	–	(1,009)	(575)	(1,584)	–		(1,584)
Common dividends paid	–	(2,721)	–	–	–	–	–	(2,721)	–	(2,721)	–		(2,721)
Preferred dividends paid	–	–	–	–	–	–	–	–	(100)	(100)	–		(100)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(121)		(121)
Share-based payments	–	–	–	–	–	–	6	6	–	6	–		6
Other	–	(1)	–	–	–	–	–	(1)	–	(1)	–		(1)
Balance as at July 31, 2017	$15,584	$37,092	$854	$(24)	$253	$(517)	$123	$53,365	$3,019	$56,384	$1,534		$57,918

Balance as at November 1, 2015	$15,141	$31,316	$2,633	$194	$7	$(379)	$173	$49,085	$2,934	$52,019	$1,460		$53,479
Net income	–	5,079	–	–	–	–	–	5,079	99	5,178	179		5,357
Other comprehensive income (loss)	–	–	(380)	(131)	442	(855)	–	(924)	–	(924)	(73)		(997)
Total comprehensive income	$–	$5,079	$(380)	$(131)	$442	$(855)	$–	$4,155	$99	$4,254	$106		$4,360
Shares issued	192	–	–	–	–	–	(14)	178	850	1,028	–		1,028
Shares repurchased/redeemed	(19)	(61)	–	–	–	–	–	(80)	(690)	(770)	–		(770)
Common dividends paid	–	(2,575)	–	–	–	–	–	(2,575)	–	(2,575)	–		(2,575)
Preferred dividends paid	–	–	–	–	–	–	–	–	(99)	(99)	–		(99)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(105)		(105)
Share-based payments	–	–	–	–	–	–	7	7	–	7	–		7
Other	–	(9)	–	–	–	–	–	(9)	–	(9)	(12	)(4)	(21)
Balance as at July 31, 2016	$15,314	$33,750	$2,253	$63	$449	$(1,234)	$166	$50,761	$3,094	$53,855	$1,449		$55,304
(1)	Includes undistributed retained earnings of $58 (July 31, 2016 – $62) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 13).
(4)	Includes changes to non-controlling interests arising from business combinations and other.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2017    39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the nine months ended
Sources (uses) of cash flows	July 31 2017	July 31 2016	July 31 2017	July 31 2016
Cash flows from operating activities
Net income	$2,103	$1,959	$6,173	$5,357
Adjustment for:
Net interest income	(3,833)	(3,602)	(11,204)	(10,639)
Depreciation and amortization	191	173	566	501
Provision for credit losses	573	571	1,713	1,862
Equity-settled share-based payment expense	–	1	6	7
Net gain on sale of investment securities	(84)	(143)	(251)	(438)
Net gain on disposition of business	–	–	–	(116)
Net income from investments in associated corporations	(113)	(97)	(310)	(297)
Income tax expense	546	605	1,495	1,490
Restructuring charge	–	–	–	378
Changes in operating assets and liabilities:
Trading assets	794	(1,054)	(406)	(6,214)
Securities purchased under resale agreements and securities borrowed	10,515	13,442	2,724	(6,602)
Loans	(17,030)	(2,284)	(30,644)	(16,740)
Deposits	15,847	12,527	27,630	33,211
Obligations related to securities sold short	3,968	(1,445)	10,065	1,479
Obligations related to securities sold under repurchase agreements and securities lent	2,551	(10,222)	(598)	19,021
Net derivative financial instruments	1,181	(2,777)	3,233	(1,475)
Other, net(1)	(5,985)	(43)	(4,291)	(2,983)
Dividends received	278	151	1,370	738
Interest received	6,149	5,547	17,571	15,619
Interest paid	(2,383)	(2,111)	(6,550)	(5,912)
Income tax paid	(648)	(642)	(1,617)	(1,518)
Net cash from/(used in) operating activities	14,620	10,556	16,675	26,729
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(12,750)	(6,537)	(14,561)	4,788
Purchase of investment securities	(17,025)	(20,062)	(47,774)	(78,135)
Proceeds from sale and maturity of investment securities	14,516	18,561	49,033	50,764
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	–	–	–	(1,050)
Property and equipment, net of disposals	10	(170)	190	(294)
Other, net	160	(269)	(98)	(125)
Net cash from/(used in) investing activities	(15,089)	(8,477)	(13,210)	(24,052)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	–	–	–	2,465
Redemption/repayment of subordinated debentures	–	(16)	–	(1,035)
Proceeds from common shares issued	21	120	252	192
Proceeds from preferred shares issued	–	–	–	850
Redemption of preferred shares	–	(345)	(575)	(690)
Common shares purchased for cancellation	(299)	–	(1,009)	(80)
Cash dividends paid	(940)	(904)	(2,821)	(2,674)
Distributions to non-controlling interests	(34)	(24)	(121)	(105)
Other, net(1)	249	(568)	1,108	(730)
Net cash from/(used in) financing activities	(1,003)	(1,737)	(3,166)	(1,807)
Effect of exchange rate changes on cash and cash equivalents	(475)	96	(296)	(139)
Net change in cash and cash equivalents	(1,947)	438	3	731
Cash and cash equivalents at beginning of period(2)	8,805	7,017	6,855	6,724
Cash and cash equivalents at end of period(2)	$6,858	$7,455	$6,858	$7,455
(1)	Certain comparative amounts have been restated to conform with current period presentation.
(2)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

40    Scotiabank Third Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2016.

The condensed interim consolidated financial statements for the quarter ended July 31, 2017 have been approved by the Board of Directors for issue on August 29, 2017.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Available-for-sale investment securities

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies

These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2016. The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2016. Note 3 of the Bank’s consolidated financial statements in the 2016 Annual Report describes the Bank’s significant accounting policies.

4.	Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 4 of the Bank’s audited consolidated financial statements in the 2016 Annual Report, other than the issuance of IFRS 17.

IFRS 17 Insurance Contracts

On May 18, 2017, the IASB issued IFRS 17 Insurance Contracts, which provides a comprehensive principle-based framework for the measurement and presentation of all insurance contracts. The new standard will replace IFRS 4 Insurance Contracts and requires insurance contracts to be measured using current fulfillment cash flows and for revenue to be recognized as the service is provided over the coverage period. The standard is effective for the Bank on November 1, 2021. The Bank is assessing the impact of adopting this new standard.

Scotiabank Third Quarter Report 2017    41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5.	Cash and deposits with financial institutions

	As at
($ millions)	July 31 2017	April 30 2017	October 31 2016
Cash and non-interest-bearing deposits with financial institutions	$6,858	$8,805	$6,855
Interest-bearing deposits with financial institutions	50,892	42,072	39,489
Total	$57,750	$50,877	$46,344

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $7,218 million (April 30, 2017 – $8,390 million; October 31, 2016 – $7,616 million).

6.	Investment securities

Investment securities include available-for-sale securities of $49,673 million (April 30, 2017 – $48,496 million; October 31, 2016 – $50,509 million) and held-to-maturity securities of $18,828 million (April 30, 2017 – $21,296 million; October 31, 2016 – $22,410 million).

a) An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at July 31, 2017
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$12,455	$82	$120	$12,417
Canadian provincial and municipal debt	4,517	13	30	4,500
U.S. treasury and other U.S. agency debt	6,158	1	68	6,091
Other foreign government debt	18,817	51	25	18,843
Other debt	5,877	36	25	5,888
Preferred shares	402	2	100	304
Common shares	1,458	264	92	1,630
Total available-for-sale securities	$49,684	$449	$460	$49,673

	As at April 30, 2017
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$11,958	$176	$28	$12,106
Canadian provincial and municipal debt	4,122	22	13	4,131
U.S. treasury and other U.S. agency debt	6,146	–	75	6,071
Other foreign government debt	17,976	48	33	17,991
Other debt	5,791	42	8	5,825
Preferred shares	408	1	116	293
Common shares	1,774	353	48	2,079
Total available-for-sale securities	$48,175	$642	$321	$48,496

	As at October 31, 2016
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$13,347	$280	$6	$13,621
Canadian provincial and municipal debt	3,469	33	10	3,492
U.S. treasury and other U.S. agency debt	10,050	53	26	10,077
Other foreign government debt	15,490	62	21	15,531
Other debt	5,650	59	4	5,705
Preferred shares	414	10	160	264
Common shares	1,634	243	58	1,819
Total available-for-sale securities	$50,054	$740	$285	$50,509

The net unrealized loss on available-for-sale securities of $11 million (April 30, 2017 – gain of $321 million; October 31, 2016 – gain of $455 million) increases to a net unrealized loss of $18 million (April 30, 2017 – gain of $101 million; October 31, 2016 – gain of $26 million) after the impact of qualifying hedges is taken into account. The net unrealized loss on available-for-sale securities is recorded in accumulated other comprehensive income.

b) An analysis of the fair value and carrying value of held-to-maturity securities is presented below:

	Fair value as at			Carrying value as at
($ millions)	July 31 2017	April 30 2017	October 31 2016	July 31 2017	April 30 2017	October 31 2016
Canadian federal and provincial government issued or guaranteed debt	$5,596	$6,181	$6,207	$5,619	$6,186	$6,171
U.S. treasury and other U.S. agency debt	3,869	4,715	4,672	3,858	4,700	4,616
Other foreign government debt	2,790	3,115	2,901	2,798	3,131	2,898
Corporate debt	6,561	7,299	8,787	6,553	7,279	8,725
Total held-to-maturity securities	$18,816	$21,310	$22,567	$18,828	$21,296	$22,410

42    Scotiabank Third Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program, and/or to third-party investors. The Trust issues securities to third-party investors.

The sale of mortgages under the above program does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

		As at
($ millions)	July 31 2017(1)	April 30 2017(1)	October 31 2016(1)
Assets
Carrying value of residential mortgage loans	$17,573	$17,614	$17,570
Other related assets(2)	2,304	2,497	3,102
Liabilities
Carrying value of associated liabilities	$19,217	$19,345	$19,836
(1)	The fair value of the transferred assets is $20,038 (April 30, 2017 – $19,772; October 31, 2016 – $20,776) and the fair value of the associated liabilities is $19,633 (April 30, 2017 – $20,011; October 31, 2016 – $20,493) for a net position of $405 (April 30, 2017 – $(239); October 31, 2016 – $283).
(2)	These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans

The Bank securitizes a portion of its unsecured personal lines of credit, credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal and credit cards loans.

In February 2017, the Bank securitized $1,129 million of its Canadian auto loan receivables through Securitized Term Auto Receivables Trust 2017-1 (START 2017-1), a Bank-sponsored consolidated structured entity. As at July 31, 2017, US $588 million ($734 million Canadian dollars) START 2017-1 Class A notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at July 31, 2017, assets pledged in relation to these notes were Canadian auto loan receivables denominated in Canadian dollars of $907 million.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position along with the cash collateral received from the counterparty that is classified as deposit liabilities.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	July 31 2017(1)	April 30 2017(1)	October 31 2016(1)
Carrying value of securities associated with:
Repurchase agreements(2)	$82,433	$87,151	$87,402
Securities lending agreements	41,182	42,504	38,668
Total	123,615	129,655	126,070
Carrying value of associated liabilities(3)	$92,008	$95,664	$97,033
(1)	The fair value of transferred assets is $123,615 (April 30, 2017 – $129,655; October 31, 2016 – $126,070) and the fair value of the associated liabilities is $92,008 (April 30, 2017 – $95,664; October 31, 2016 – $97,033), for a net position of $31,607 (April 30, 2017 – $33,991; October 31, 2016 – $29,037).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

Scotiabank Third Quarter Report 2017    43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)(2)(3)

					As at July 31, 2017
($ millions)					Gross impaired loans	Allowance for credit losses		Net
Residential mortgages					$1,430	$324	(4)	$1,106
Personal and credit cards					1,606	1,591	(4)	15
Business and government					1,877	725	(5)	1,152
Total					$4,913	$2,640		$2,273
By geography:
Canada								$334
United States								123
Mexico								102
Peru								285
Chile								292
Colombia								195
Other international								942
Total								$2,273

	As at
	April 30, 2017				October 31, 2016
($ millions)	Gross impaired loans	Allowance for credit losses		Net	Gross impaired loans	Allowance for credit losses		Net
Residential mortgages	$1,528	$389	(4)	$1,139	$1,608	$458	(4)	$1,150
Personal and credit cards	1,720	1,658	(4)	62	1,622	1,596	(4)	26
Business and government	2,178	869	(5)	1,309	2,164	894	(5)	1,270
Total	$5,426	$2,916		$2,510	$5,394	$2,948		$2,446
By geography:
Canada				$385				$435
United States				162				163
Mexico				100				86
Peru				297				263
Chile				297				262
Colombia				219				142
Other international				1,050				1,095
Total				$2,510				$2,446
(1)	Interest income recognized on impaired loans during the three months ended July 31, 2017 was $5 (April 30, 2017 – $5; October 31, 2016 – $4).
(2)	Additional interest income of approximately $89 would have been recorded if the above loans had not been classified as impaired (April 30, 2017 – $97; October 31, 2016 – $93).
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico. For the loans where the guarantee has expired, the total amount of loans considered impaired is $61 (April 30, 2017 – $74; October 31, 2016 – $94).
(4)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.
(5)	Allowance for credit losses for business and government loans is individually assessed.

44    Scotiabank Third Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	Allowance for credit losses

	As at and for the nine months ended July 31, 2017
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of period
Individual	$894	$(413)	$44	$245	$(45)	$725
Collective	3,498	(1,995)	428	1,477	(55)	3,353
Total before loans acquired under FDIC guarantee	4,392	(2,408)	472	1,722	(100)	4,078
Loans acquired under FDIC guarantee(1)	234	(14)	17	(9)	(16)	212
Total allowances	$4,626	$(2,422)	$489	$1,713	$(116)	$4,290

	As at and for the six months ended April 30, 2017
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of period
Individual	$894	$(246)	$37	$166	$18	$869
Collective	3,498	(1,340)	298	974	43	3,473
Total before loans acquired under FDIC guarantee	4,392	(1,586)	335	1,140	61	4,342
Loans acquired under FDIC guarantee(1)	234	(2)	12	–	5	249
Total allowances	$4,626	$(1,588)	$347	$1,140	$66	$4,591

	As at and for the twelve months ended October 31, 2016
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$717	$(428)	$40	$585	$(20)	$894
Collective	3,260	(2,151)	542	1,827	20	3,498
Total before loans acquired under FDIC guarantee	3,977	(2,579)	582	2,412	–	4,392
Loans acquired under FDIC guarantee(1)	220	(9)	18	–	5	234
Total allowances	$4,197	$(2,588)	$600	$2,412	$5	$4,626

Represented by:

	As at
($ millions)	July 31 2017	April 30 2017	October 31 2016
Allowance against impaired loans	$2,640	$2,916	$2,948
Allowance against performing loans(2)	1,438	1,426	1,444
Total before loans acquired under FDIC guarantee	4,078	4,342	4,392
Loans acquired under FDIC guarantee(1)	212	249	234
	$4,290	$4,591	$4,626
(1)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(2)	The allowance against performing loans is attributable to business and government loans $606 (April 30, 2017 – $632; October 31, 2016 – $662) with the remainder allocated to personal and credit card loans $740 (April 30, 2017 – $703; October 31, 2016 – $662) and residential mortgages $92 (April 30, 2017 – $91; October 31, 2016 – $120).

Scotiabank Third Quarter Report 2017    45

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c)	Loans acquired under FDIC guarantee

	As at July 31, 2017
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$286	$1,648	$1,934
Fair value adjustments	117	(142)	(25)
Net carrying value	403	1,506	1,909
Allowance for credit losses	(131)	(81)	(212)
	$272	$1,425	$1,697

	As at April 30, 2017
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$325	$1,855	$2,180
Fair value adjustments	141	(175)	(34)
Net carrying value	466	1,680	2,146
Allowance for credit losses	(153)	(96)	(249)
	$313	$1,584	$1,897

	As at October 31, 2016
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$353	$1,939	$2,292
Fair value adjustments	135	(211)	(76)
Net carrying value	488	1,728	2,216
Allowance for credit losses	(157)	(77)	(234)
	$331	$1,651	$1,982

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under these agreements, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. During 2015, the FDIC guarantee on non-single family loans expired while the guarantee for single family home loans will expire in April 2020.

As at July 31, 2017, the carrying value of loans acquired under the FDIC guarantee was $1.7 billion (April 30, 2017 – $1.9 billion; October 31, 2016 – $2.0 billion) and the carrying value of loans for which claims for losses expired was $272 million (April 30, 2017 – $313 million; October 31, 2016 – $331 million). A net receivable of $61 million (April 30, 2017 – $84 million; October 31, 2016 – $116 million) from the FDIC is included in Other assets in the Consolidated Statement of Financial Position.

46    Scotiabank Third Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Loans past due but not impaired(1)

	As at July 31, 2017(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$992	$430	$102	$1,524
Personal and credit cards	720	396	71	1,187
Business and government	125	123	174	422
Total	$1,837	$949	$347	$3,133

	As at April 30, 2017(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,163	$423	$102	$1,688
Personal and credit cards	751	398	86	1,235
Business and government	169	112	148	429
Total	$2,083	$933	$336	$3,352

	As at October 31, 2016(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,194	$472	$123	$1,789
Personal and credit cards	784	447	94	1,325
Business and government	186	44	189	419
Total	$2,164	$963	$406	$3,533
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	These loans would be considered in the determination of an appropriate level of collective allowances despite not being individually classified as impaired.

9.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					July 31 2017	April 30 2017	October 31 2016
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value	Carrying value
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%	June 30, 2017	$2,677	$2,749	$2,612
Canadian Tire’s Financial Services business (CTFS)(2)	Canada	Financial Services	20.0%	June 30, 2017	540	535	532
Bank of Xi’an Co. Ltd.	China	Banking	19.9%	June 30, 2017	660	690	654
Maduro & Curiel’s Bank N.V.(3)	Curacao	Banking	48.1%	June 30, 2017	267	287	280
Banco del Caribe(4)	Venezuela	Banking	26.6%	June 30, 2017	17	47	26
(1)	Represents the date of the most recent published financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.
(3)	The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of July 31, 2017 these reserves amounted to $58 (April 30, 2017 – $64; October 31, 2016 – $63).
(4)	As at July 31, 2017, the Bank’s total net investment in Banco del Caribe, along with monetary assets, comprising of cash and dividend receivable was translated at the DICOM exchange rate of 1 USD to 2,877 VEF (April 30, 2017 – 1 USD to 719 VEF; October 31, 2016 – 1 USD to 660 VEF).

Scotiabank Third Quarter Report 2017    47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.	Deposits

	As at
	July 31, 2017						April 30 2017	October 31 2016
	Payable on demand(1)		Payable after notice(2)		Payable on a fixed date(3)	Total
($ millions)	Interest- bearing	Non-interest- bearing					Total	Total
Personal	$8,790	$6,465	$117,013		$65,646	$197,914	$202,004	$199,302
Business and government	77,004	23,567	33,032		244,280	377,883	379,015	372,303
Financial institutions	5,115	3,135	2,504		31,592	42,346	47,190	40,272
	$90,909	$33,167	$152,549	(4)	$341,518	$618,143	$628,209	$611,877
Recorded in:
Canada	$75,354	$18,076	$119,393		$230,604	$443,427	$451,333	$434,884
United States	8,431	396	6,960		38,517	54,304	49,188	54,997
United Kingdom	–	–	138		13,773	13,911	15,423	15,256
Mexico	8	4,367	5,949		9,275	19,599	19,248	16,264
Peru	2,365	879	3,891		7,828	14,963	16,683	15,547
Chile	350	1,898	69		8,897	11,214	11,921	10,801
Colombia	58	512	2,787		3,908	7,265	7,933	7,272
Other International	4,343	7,039	13,362		28,716	53,460	56,480	56,856
Total(5)	$90,909	$33,167	$152,549		$341,518	$618,143	$628,209	$611,877
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $143 (April 30, 2017 – $142; October 31, 2016 – $135) of non-interest-bearing deposits.
(5)	Deposits denominated in U.S. dollars amount to $212,448 (April 30, 2017 – $213,077; October 31, 2016 – $217,850), deposits denominated in Mexican pesos amount to $17,474 (April 30, 2017 – $16,680; October 31, 2016 – $14,464) and deposits denominated in other foreign currencies amount to $80,402 (April 30, 2017 – $84,320; October 31, 2016 – $76,777).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at July 31, 2017	$36,191	$19,211	$36,926	$93,329	$16,092	$201,749
As at April 30, 2017	$37,176	$20,847	$38,352	$99,127	$14,045	$209,547
As at October 31, 2016	$40,211	$24,077	$23,690	$99,905	$12,451	$200,334
(1)	The majority of foreign term deposits are in excess of $100,000.

11.	Capital and financing transactions

Common shares

Normal Course Issuer Bid

On May 30, 2017, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (the “2017 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2017 NCIB will terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the NCIB, (ii) the Bank providing a notice of termination, or (iii) June 1, 2018. On a quarterly basis, the Bank will notify OSFI prior to making purchases. Under this bid, the Bank has repurchased and cancelled 4 million common shares at an average price of approximately $74.83 per share during the quarter ended July 31, 2017.

On May 31, 2016, the Bank announced that OSFI and the TSX approved a normal course issuer bid (the “2016 NCIB”) pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. The 2016 NCIB terminated on June 1, 2017. On January 4, 2017 and March 17, 2017 the TSX approved amendments to the 2016 NCIB, including to allow the Bank to purchase common shares by private agreement or under a specific share repurchase program, respectively. Under the 2016 NCIB, the Bank repurchased and cancelled 10 million common shares at an average price of approximately $71.00 per share.

During the nine months ended July 31, 2017, the Bank repurchased and cancelled 14 million common shares as part of its normal course issuer bids at an average price of $72.09 per share for a total amount of $1,009 million. Seven million common shares were repurchased pursuant to private agreements and 5.5 million common shares pursuant to a specific share repurchase program, such purchases were in each case made from arm’s length third party sellers and at a discount to the prevailing market price of the Bank’s common shares on the TSX at the time of the purchases.

Preferred shares

Prior quarters

On April 26, 2017, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 17 of $230 million at a price of $25.00 per share, together with all declared and unpaid dividends.

On January 27, 2017, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 16 of $345 million at a price of $25.00 per share, together with all declared and unpaid dividends.

48    Scotiabank Third Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12.	Capital management

The Bank’s regulatory capital and leverage position were as follows:

	As at
	July 31, 2017		April 30, 2017		October 31, 2016
($ millions)	All-in	Transitional	All-in	Transitional	All-in	Transitional
Capital
Common Equity Tier 1 capital	$41,369	$44,070	$42,474	$45,431	$39,989	$45,816
Net Tier 1 capital	$45,913	$47,076	$47,048	$48,357	$45,066	$47,668
Total regulatory capital	$53,929	$55,051	$55,310	$56,554	$53,330	$55,824
Risk-weighted assets/exposures used in calculation of capital ratios
CET1 risk-weighted assets(1)(2)	$365,411	$376,358	$374,876	$381,977	$364,048	$368,215
Tier 1 risk-weighted assets(1)(2)	$365,411	$376,358	$375,148	$381,977	$364,504	$368,215
Total risk-weighted assets(1)(2)	$365,411	$376,358	$375,366	$381,977	$364,894	$368,215
Leverage exposures	$1,032,443	$1,033,500	$1,061,939	$1,063,119	$1,010,987	$1,013,346
Capital ratios
Common Equity Tier 1 capital ratio	11.3%	11.7%	11.3%	11.9%	11.0%	12.4%
Tier 1 capital ratio	12.6%	12.5%	12.5%	12.7%	12.4%	12.9%
Total capital ratio	14.8%	14.6%	14.7%	14.8%	14.6%	15.2%
Leverage ratio	4.4%	4.6%	4.4%	4.5%	4.5%	4.7%
(1)	In accordance with OSFI’s requirements, scalars for CVA risk-weighted assets (RWA) of 0.72, 0.77 and 0.81 (0.72, 0.77 and 0.81 as at April 30, 2017; 0.64, 0.71 and 0.77 as at October 31, 2016) were used to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.
(2)	Since the introduction of Basel II in 2008, OSFI has prescribed a minimum capital floor for institutions that use the advanced internal ratings-based approach for credit risk. The Basel I capital floor add-on is determined by comparing a capital requirement calculated by reference to Basel I against the Basel III calculation, as specified by OSFI. A shortfall in the Basel III capital requirement as compared with the Basel I floor is added to RWA. As at July 31, 2017, All-in CET1, Tier 1 and Total Capital RWA include Basel I floor adjustments of $5.6 billion, $5.3 billion and $5.1 billion, respectively.

The Bank substantially exceeded the OSFI capital targets as at July 31, 2017. OSFI has prescribed an authorized leverage ratio and the Bank was above the regulatory minimum as at July 31, 2017.

13.	Share-based payments

During the first quarter, the Bank granted 1,141,846 options with an exercise price of $74.14 per option and a weighted average fair value of $6.51 to selected employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.

The Bank recorded an increase to equity – other reserves of nil and $6 million for the three months and nine months ended July 31, 2017, respectively (July 31, 2016 – $1 million and $7 million) as a result of equity-classified share-based payment expense.

14.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	July 31 2017	April 30 2017	July 31 2016	July 31 2017	April 30 2017	July 31 2016
Defined benefit service cost	$83	$83	$68	$10	$7	$8
Interest on net defined benefit (asset) liability	7	7	2	13	13	12
Other	3	3	3	–	1	2
Defined benefit expense	$93	$93	$73	$23	$21	$22
Defined contribution expense	$8	$9	$7	n/a	n/a	n/a
Increase (decrease) in other comprehensive income related to employee benefits(2)	$288	$(395)	$(472)	$14	$(61)	$(56)

	For the nine months ended
	Pension plans		Other benefit plans
($ millions)	July 31 2017	July 31 2016	July 31 2017	July 31 2016
Defined benefit service cost	$248	$201	$37	$(47)
Interest on net defined benefit (asset) liability	21	6	39	40
Other	9	9	(2)	4
Defined benefit expense	$278	$216	$74	$(3)
Defined contribution expense	$27	$24	n/a	n/a
Increase (decrease) in other comprehensive income related to employee benefits(2)	$706	$(1,027)	$50	$(135)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

Scotiabank Third Quarter Report 2017    49

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into three business lines: Canadian Banking, International Banking and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2016 Annual Report. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
–	the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended July 31, 2017
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,876	$1,735	$340	$(118)	$3,833
Non-interest income(3)	1,390	910	777	(16)	3,061
Total revenues	3,266	2,645	1,117	(134)	6,894
Provision for credit losses	224	325	24	–	573
Non-interest expenses	1,633	1,442	530	67	3,672
Income tax expense	364	206	122	(146)	546
Net income	$1,045	$672	$441	$(55)	$2,103
Net income attributable to non-controlling interests in subsidiaries	$–	$58	$–	$–	$58
Net income attributable to equity holders of the Bank	$1,045	$614	$441	$(55)	$2,045
Average assets ($ billions)	$325	$152	$338	$107	$922
Average liabilities ($ billions)	$245	$117	$274	$227	$863
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $95 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $21; International Banking – $131 and Other – $(39).

	For the three months ended April 30, 2017
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,763	$1,713	$322	$(70)	$3,728
Non-interest income(3)	1,371	905	881	(304)	2,853
Total revenues	3,134	2,618	1,203	(374)	6,581
Provision for credit losses	236	349	2	–	587
Non-interest expenses	1,596	1,397	501	107	3,601
Income tax expense	331	213	183	(395)	332
Net income	$971	$659	$517	$(86)	$2,061
Net income attributable to non-controlling interests in subsidiaries	$–	$64	$–	$–	$64
Net income attributable to equity holders of the Bank	$971	$595	$517	$(86)	$1,997
Average assets ($ billions)	$318	$149	$340	$100	$907
Average liabilities ($ billions)	$242	$115	$263	$228	$848
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $339 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $16; International Banking – $117 and Other – $(35).

50    Scotiabank Third Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended July 31, 2016
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,770	$1,596	$337	$(101)	$3,602
Non-interest income(3)	1,273	828	814	123	3,038
Total revenues	3,043	2,424	1,151	22	6,640
Provision for credit losses	217	316	38	–	571
Non-interest expenses	1,567	1,345	507	86	3,505
Income tax expense	329	174	185	(83)	605
Net income	$930	$589	$421	$19	$1,959
Net income attributable to non-controlling interests in subsidiaries	$–	$62	$–	$–	$62
Net income attributable to equity holders of the Bank	$930	$527	$421	$19	$1,897
Average assets ($ billions)	$310	$140	$341	$117	$908
Average liabilities ($ billions)	$233	$108	$264	$249	$854
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $50 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $20; International Banking – $110 and Other – $(33).

	For the nine months ended July 31, 2017
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$5,448	$5,059	$985	$(288)	$11,204
Non-interest income(3)	4,138	2,790	2,550	(339)	9,139
Total revenues	9,586	7,849	3,535	(627)	20,343
Provision for credit losses	695	984	34	–	1,713
Non-interest expenses	4,858	4,269	1,591	244	10,962
Income tax expense	1,036	628	483	(652)	1,495
Net income	$2,997	$1,968	$1,427	$(219)	$6,173
Net income attributable to non-controlling interests in subsidiaries	$–	$183	$–	$–	$183
Net income attributable to equity holders of the Bank	$2,997	$1,785	$1,427	$(219)	$5,990
Average assets ($ billions)	$320	$148	$340	$106	$914
Average liabilities ($ billions)	$243	$114	$267	$231	$855
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $481 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $50; International Banking – $367 and Other – $(107).

	For the nine months ended July 31, 2016
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$5,226	$4,744	$948	$(279)	$10,639
Non-interest income(3)	3,850	2,599	2,309	202	8,960
Total revenues	9,076	7,343	3,257	(77)	19,599
Provision for credit losses	615	987	210	50	1,862
Non-interest expenses(4)	4,712	4,110	1,507	561	10,890
Income tax expense	967	535	430	(442)	1,490
Net income	$2,782	$1,711	$1,110	$(246)	$5,357
Net income attributable to non-controlling interests in subsidiaries	$–	$179	$–	$–	$179
Net income attributable to equity holders of the Bank	$2,782	$1,532	$1,110	$(246)	$5,178
Average assets ($ billions)	$308	$143	$351	$110	$912
Average liabilities ($ billions)	$231	$109	$269	$248	$857
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $252 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $53; International Banking – $343 and Other – $(99).
(4)	Other segment includes restructuring charge of $378.

Scotiabank Third Quarter Report 2017    51

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16.	Non-interest income

The following table presents details of banking revenues and wealth management revenues in non-interest income.

	For the three months ended			For the nine months ended
($ millions)	July 31 2017	April 30 2017	July 31 2016	July 31 2017	July 31 2016
Banking
Card revenues	$384	$370	$345	$1,138	$1,004
Deposit and payment services	342	327	318	996	957
Credit fees	301	286	294	874	856
Other	114	112	106	351	312
	1,141	1,095	1,063	3,359	3,129
Banking fee related expenses	159	152	145	461	417
Total banking revenues	$982	$943	$918	$2,898	$2,712
Wealth management
Mutual funds	$417	$406	$406	$1,231	$1,211
Brokerage fees	266	278	248	815	748
Investment management and trust	164	169	164	497	486
Total wealth management revenues	$847	$853	$818	$2,543	$2,445

17.	Earnings per share

	For the three months ended			For the nine months ended
($ millions)	July 31 2017	April 30 2017	July 31 2016	July 31 2017	July 31 2016
Basic earnings per common share
Net income attributable to common shareholders	$2,016	$1,965	$1,860	$5,890	$5,079
Weighted average number of common shares outstanding (millions)	1,200	1,206	1,203	1,205	1,203
Basic earnings per common share(1) (in dollars)	$1.68	$1.63	$1.55	$4.89	$4.22
Diluted earnings per common share
Net income attributable to common shareholders	$2,016	$1,965	$1,860	$5,890	$5,079
Adjustments to net income due to share-based payment options and others(2)	12	15	19	51	66
Net income attributable to common shareholders (diluted)	$2,028	$1,980	$1,879	$5,941	$5,145
Weighted average number of common shares outstanding (millions)	1,200	1,206	1,203	1,205	1,203
Adjustments to average shares due to share-based payment options and others(2) (millions)	19	17	19	20	22
Weighted average number of diluted common shares outstanding (millions)	1,219	1,223	1,222	1,225	1,225
Diluted earnings per common share(1) (in dollars)	$1.66	$1.62	$1.54	$4.85	$4.20
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain tandem stock appreciation rights and options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

18.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2016.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	July 31, 2017			April 30 2017	October 31 2016
($ millions)	AIRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail(2)
Drawn(3)	$341,162	$59,154	$400,316	$397,967	$393,080
Undrawn commitments	75,097	5,580	80,677	87,824	76,745
Other exposures(4)	95,217	2,990	98,207	104,337	102,061
Total non-retail	$511,476	$67,724	$579,200	$590,128	$571,886
Retail
Drawn(5)	$167,469	$66,902	$234,371	$228,236	$216,535
Undrawn commitments	42,916	–	42,916	41,999	36,494
Total retail	$210,385	$66,902	$277,287	$270,235	$253,029
Total	$721,861	$134,626	$856,487	$860,363	$824,915
(1)	After credit risk mitigation and excludes available-for-sale equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and debt investment securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2016.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of July 31, 2017, 52% (April 30, 2017 – 54%; October 31, 2016 – 57%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 50% (April 30, 2017 – 51%; October 31, 2016 – 50%).

Retail standardized portfolio

The retail standardized portfolio of $67 billion as at July 31, 2017 (April 30, 2017 – $69 billion; October 31, 2016 – $65 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin America. Of the total standardized retail exposures, $32 billion (April 30, 2017 – $33 billion; October 31, 2016 – $31 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Non-trading interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	July 31, 2017						April 30, 2017		July 31, 2016
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+100 bps	$(70)	$152	$82	$(99)	$(291)	$(390)	$74	$(576)	$(10)	$(696)
-100 bps(1)	70	(155)	(85)	(100)	320	220	(78)	416	10	512
+200 bps	$(140)	$304	$164	$(340)	$(358)	$(698)	$148	$(1,095)	$(20)	$(1,459)
-200 bps(1)	142	(308)	(166)	(599)	588	(11)	(151)	208	20	537
(1)	The annual income sensitivity for CAD, US, EUR, and GBP exposures are now measured using 100 and 200 basis points decline. Prior period items have been restated to reflect this change.

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at July 31, 2017, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $57 million (April 30, 2017 – $61 million; July 31, 2016 – $63 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.

A similar change in the Canadian dollar as at July 31, 2017, would decrease (increase) the unrealized foreign currency translation gains in the accumulated other comprehensive income section of shareholders’ equity by approximately $338 million (April 30, 2017 – $359 million; July 31, 2016 – $319 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 6.

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	July 31, 2017			July 31 2017	April 30 2017	July 31 2016
($ millions)	Average	High	Low
Credit spread plus interest rate	$10.9	$13.7	$8.0	$10.5	$9.2	$9.0
Credit spread	5.6	7.1	4.1	6.3	4.6	7.2
Interest rate	8.9	12.0	5.9	7.8	6.1	6.9
Equities	2.1	4.3	1.0	2.1	1.6	1.4
Foreign exchange	2.3	5.5	0.7	2.0	1.9	1.1
Commodities	1.1	1.6	0.9	1.0	1.6	3.3
Debt specific	3.3	3.8	2.9	3.0	3.7	4.5
Diversification effect	(8.7)	n/a	n/a	(6.2)	(8.8)	(8.8)
Total VaR	$11.0	$12.9	$9.6	$12.4	$9.2	$10.4
Total Stressed VaR	$27.5	$34.3	$19.4	$28.7	$22.5	$25.3

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain financial instruments at fair value through profit or loss. These include:

•	certain investments and loans, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives; and

•	certain deposit note liabilities containing extension and equity linked features that are economically hedged with derivatives and managed on a fair value basis.

54    Scotiabank Third Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For assets designated at fair value through profit or loss, changes in fair value are recognized in net income. For liabilities designated at fair value through profit or loss, changes in fair value arising from changes in the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income, unless doing so would create or increase an accounting mismatch. All other changes in fair value are recognized in net income.

For deposit note liabilities designated at fair value through profit or loss, presenting changes in fair value due to changes in the Bank’s own credit risk in other comprehensive income would not create or increase an accounting mismatch in net income since the Bank does not currently hedge its own credit risk.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate. The change in fair value attributable to change in credit risk is determined by the change in the cumulative fair value adjustment due to own credit risk.

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value			Cumulative change in fair value(1)
	As at			For the three months ended				As at
($ millions)	July 31 2017	April 30 2017	July 31 2016	July 31 2017	April 30 2017	July 31 2016	July 31 2017	April 30 2017	July 31 2016
Assets
Investment securities(2)	$14	$15	$16	$–	$–	$–	$11	$11	$11
Loans(3)	217	235	212	(19)	14	17	19	38	15
Liabilities
Deposit note liabilities(4)	3,373	2,545	1,643	28	(35)	(48)	13	(15)	49
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)	Changes in fair value are recorded in non-interest income – other.
(3)	Changes in fair value are recorded in non-interest income – trading.
(4)	Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Term deposits
($ millions)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value due to changes in own credit risk (1)
As at July 31, 2017	$ 3,385	$ 3,373	$ 12	$ (4)	$ (25)
As at April 30, 2017	2,530	2,545	(15)	(14)	(24)
As at July 31, 2016	1,692	1,643	49	(4)	(4)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

(c) Financial instruments – fair value

Fair value of financial instruments

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

Refer to Note 6 of the Bank’s consolidated financial statements in the 2016 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.

Scotiabank Third Quarter Report 2017    55

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the fair values of financial instruments of the Bank. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	July 31, 2017			April 30, 2017			October 31, 2016
($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$57,750	$57,750	$–	$50,877	$50,877	$–	$46,344	$46,344	$–
Trading assets	105,148	105,148	–	111,831	111,831	–	108,561	108,561	–
Financial instruments designated at fair value through profit or loss	231	231	–	251	251	–	221	221	–
Securities purchased under resale agreements and securities borrowed	85,901	85,901	–	101,643	101,643	–	92,129	92,129	–
Derivative financial instruments	37,255	37,255	–	37,641	37,641	–	41,657	41,657	–
Investment securities – available-for-sale	49,673	49,673	–	48,496	48,496	–	50,509	50,509	–
Investment securities – held-to-maturity	18,816	18,828	(12)	21,310	21,296	14	22,567	22,410	157
Loans	502,217	498,560	3,657	500,435	496,255	4,180	484,815	480,164	4,651
Customers’ liability under acceptances	11,810	11,810	–	10,378	10,378	–	11,978	11,978	–
Other financial assets	9,754	9,754	–	10,011	10,011	–	9,973	9,973	–
Liabilities:
Deposits	618,766	618,143	(623)	629,710	628,209	(1,501)	613,858	611,877	(1,981)
Financial instruments designated at fair value through profit or loss	3,373	3,373	–	2,545	2,545	–	1,459	1,459	–
Acceptances	11,810	11,810	–	10,378	10,378	–	11,978	11,978	–
Obligations related to securities sold short	32,740	32,740	–	30,078	30,078	–	23,312	23,312	–
Derivative financial instruments	39,919	39,919	–	40,336	40,336	–	42,387	42,387	–
Obligations related to securities sold under repurchase agreements and securities lent	92,008	92,008	–	95,664	95,664	–	97,083	97,083	–
Subordinated debentures	7,545	7,376	(169)	7,952	7,621	(331)	7,804	7,633	(171)
Other financial liabilities	23,547	23,126	(421)	25,833	25,321	(512)	24,304	23,796	(508)

(d) Fair value hierarchy

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3.

56    Scotiabank Third Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	July 31, 2017				April 30, 2017
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$7,621	$–	$7,621	$–	$8,534	$–	$8,534
Trading assets
Loans	–	16,965	–	16,965	–	18,895	–	18,895
Canadian federal government and government guaranteed debt	13,268	–	–	13,268	11,255	–	–	11,255
Canadian provincial and municipal debt	–	7,863	–	7,863	–	9,918	–	9,918
US treasury and other US agencies’ debt	8,403	–	–	8,403	7,246	–	–	7,246
Other foreign governments’ debt	7,273	1,213	–	8,486	7,146	1,478	–	8,624
Corporate and other debt	9	8,665	25	8,699	21	10,360	28	10,409
Income funds	202	235	–	437	245	276	–	521
Equity securities	38,740	191	3	38,934	42,341	188	3	42,532
Other(2)	2,093	–	–	2,093	2,431	–	–	2,431
	$69,988	$42,753	$28	$112,769	$70,685	$49,649	$31	$120,365

Financial assets designated at fair value through profit or loss	$15	$216	$–	$231	$16	$235	$–	$251
Investment securities(3)
Canadian federal government and government guaranteed debt	10,179	2,238	–	12,417	9,824	2,282	–	12,106
Canadian provincial and municipal debt	610	3,890	–	4,500	696	3,435	–	4,131
US treasury and other US agencies’ debt	5,766	325	–	6,091	5,721	350	–	6,071
Other foreign governments’ debt	10,517	8,116	210	18,843	9,516	8,255	220	17,991
Corporate and other debt	862	3,771	48	4,681	729	3,821	68	4,618
Mortgage-backed securities	380	827	–	1,207	394	813	–	1,207
Equity securities	1,198	189	547	1,934	1,607	232	533	2,372
	$29,512	$19,356	$805	$49,673	$28,487	$19,188	$821	$48,496

Derivative financial instruments
Interest rate contracts	$–	$11,044	$32	$11,076	$–	$13,279	$52	$13,331
Foreign exchange and gold contracts	15	22,554	–	22,569	18	20,156	–	20,174
Equity contracts	407	1,386	2	1,795	437	1,421	75	1,933
Credit contracts	–	313	–	313	–	302	–	302
Commodity contracts	87	1,415	–	1,502	206	1,695	–	1,901
	$509	$36,712	$34	$37,255	$661	$36,853	$127	$37,641

Liabilities:
Deposits(4)	$–	$(121)	$–	$(121)	$–	$(108)	$–	$(108)

Financial liabilities designated at fair value through profit or loss	–	3,373	–	3,373	–	2,545	–	2,545

Obligations related to securities sold short	29,689	3,051	–	32,740	26,580	3,498	–	30,078

Derivative financial instruments
Interest rate contracts	–	10,946	283	11,229	–	12,632	297	12,929
Foreign exchange and gold contracts	1	23,372	–	23,373	2	21,854	–	21,856
Equity contracts	363	2,250	8	2,621	405	2,166	18	2,589
Credit contracts	–	641	–	641	–	778	–	778
Commodity contracts	207	1,848	–	2,055	148	2,036	–	2,184
	$571	$39,057	$291	$39,919	$555	$39,466	$315	$40,336
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $18,828 (April 30, 2017 – $21,296).
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Scotiabank Third Quarter Report 2017    57

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2016
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$8,442	$–	$8,442
Trading assets
Loans	–	19,421	–	19,421
Canadian federal government and government guaranteed debt	10,830	–	–	10,830
Canadian provincial and municipal debt	–	9,608	–	9,608
US treasury and other US agencies’ debt	10,182	–	–	10,182
Other foreign governments’ debt	4,724	1,783	–	6,507
Corporate and other debt	75	9,844	31	9,950
Income funds	1,424	648	1,186	3,258
Equity securities	36,814	133	5	36,952
Other(2)	1,853	–	–	1,853
	$65,902	$49,879	$1,222	$117,003
Financial assets designated at fair value through profit or loss	$16	$205	$–	$221
Investment securities(3)
Canadian federal government and government guaranteed debt	11,464	2,157	–	13,621
Canadian provincial and municipal debt	934	2,558	–	3,492
US treasury and other US agencies’ debt	9,901	176	–	10,077
Other foreign governments’ debt	6,703	8,473	355	15,531
Corporate and other debt	745	3,852	81	4,678
Mortgage-backed securities	276	751	–	1,027
Equity securities	1,411	199	473	2,083
	$31,434	$18,166	$909	$50,509
Derivative financial instruments
Interest rate contracts	$–	$15,653	$54	$15,707
Foreign exchange and gold contracts	17	21,642	–	21,659
Equity contracts	321	1,546	64	1,931
Credit contracts	–	148	–	148
Commodity contracts	321	1,891	–	2,212
	$659	$40,880	$118	$41,657
Liabilities:
Deposits(4)	$–	$(36)	$1,163	$1,127
Financial liabilities designated at fair value through profit or loss	–	1,459	–	1,459
Obligations related to securities sold short	19,870	3,442	–	23,312
Derivative financial instruments
Interest rate contracts	–	14,299	187	14,486
Foreign exchange and gold contracts	3	21,640	–	21,643
Equity contracts	327	1,886	167	2,380
Credit contracts	–	1,475	–	1,475
Commodity contracts	312	2,091	–	2,403
	$642	$41,391	$354	$42,387
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $22,410.
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 in the fair value hierarchy comprise certain illiquid government bonds, highly-structured corporate bonds, illiquid investments in private equity securities and complex derivatives.

58    Scotiabank Third Quarter Report 2017

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended July 31, 2017.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at July 31, 2017
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI(2)	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held(3)
Trading assets(4)
Corporate and other debt	$28	$(3)	$–	$–	$–	$–	$25	$(3)
Equity securities	3	–	–	–	–	–	3	–
	31	(3)	–	–	–	–	28	(3)
Investment securities
Other foreign governments’ debt	220	–	(9)	–	(1)	–	210	n/a
Corporate and other debt	68	–	(5)	–	(15)	–	48	n/a
Equity securities	533	–	(1)	30	(15)	–	547	n/a
	821	–	(15)	30	(31)	–	805	n/a
Derivative financial instruments –assets
Interest rate contracts	52	(23)	–	3	–	–	32	(23)
Equity contracts	75	(3)	–	6	(15)	(61)	2	(1	)(5)
Derivative financial instruments –liabilities
Interest rate contracts	(297)	18	–	(11)	7	–	(283)	14	(6)
Equity contracts	(18)	–	–	(1)	3	8	(8)	(1	)(5)
	(188)	(8)	–	(3)	(5)	(53)	(257)	(11)
Total	$664	$(11)	$(15)	$27	$(36)	$(53)	$576	$(14)
(1)	Gains and losses on trading assets and all derivative financial instruments are included in trading revenues in the Consolidated Statement of Income. Gains and losses on disposal of investment securities are included in net gain on sale of investment securities in the Consolidated Statement of Income.
(2)	Gains and losses from fair value changes of investment securities are presented in the net change in unrealized gains (losses) on available-for-sale securities in the Consolidated Statement of Comprehensive Income.
(3)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(4)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(5)	Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.
(6)	Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit notes in the Consolidated Statement of Income.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended April 30, 2017 and October 31, 2016:

	As at April 30, 2017
($ millions)	Fair value, beginning of quarter	Gains/ (losses) recorded in income	(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of quarter
Trading assets(2)	$35	$(4)		$–	$–	$–	$–	$31
Investment securities	792	(1)		65	15	(50)	–	821
Derivative financial instruments	(319)	85		–	(6)	(10)	62	(188)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.

	As at October 31, 2016
($ millions)	Fair value, beginning of quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of quarter
Trading assets(2)	$1,202	$24	$–	$–	$(4)	$–	$1,222
Investment securities	984	2	33	178	(288)	–	909
Derivative financial instruments	(44)	(27)	–	(20)	(147)	2	(236)
Deposits(3)	(1,141)	(22)	–	–	–	–	(1,163)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(3)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Scotiabank Third Quarter Report 2017    59

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

A net amount of derivative financial instruments of $53 million was transferred out of Level 3 into Level 2 for equity derivatives during the three months ended July 31, 2017.

In Q2, 2017, the Bank reviewed and assessed the significance of volatility versus other inputs in determining the fair value of equity derivative contracts. Based on this assessment for certain equity derivative contracts volatility was considered an insignificant input. Accordingly a net amount of derivative assets of $56 million and derivative liabilities of $118 million was transferred out of Level 3 into Level 2 for equity derivatives during the three months ended April 30, 2017.

There were no significant transfers between the levels during the three months ended October 31, 2016.

Level 3 sensitivity

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

Refer to Note 6 of the Bank’s consolidated financial statements in the 2016 Annual Report for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

19.	Corporate income taxes

In November 2016, the Bank received a reassessment of $179 million for tax and interest as a result of the Canada Revenue Agency denying the tax deductibility of certain Canadian dividends received during the 2011 taxation year. In August 2017, the Bank received a reassessment of $185 million for tax and interest for the 2012 taxation year. The circumstances of the dividends subject to the reassessments are similar to those prospectively addressed by recently enacted rules which had been introduced in the 2015 Canadian federal budget. It is possible that subsequent years may be reassessed for similar activities. The Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada), and intends to vigorously defend its position.

20.	Business combinations

Pending disposition

BNS Berhad (Malaysia)

On May 26, 2017, the Bank reached an agreement to sell its wholly owned subsidiary, BNS Berhad. The net assets and gain on sale are not material to the Bank. The transaction, which is subject to applicable regulatory approvals, is expected to close by the end of calendar 2017.

21.	Events after the Consolidated Statement of Financial Position date

HollisWealth

On August 4, 2017, the Bank’s previously announced disposition of HollisWealth, its independent wealth advisory business, was completed. The net assets and gain on sale are not material to the Bank.

60    Scotiabank Third Quarter Report 2017

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2017

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 3, 2017	January 27, 2017
April 4, 2017	April 26, 2017
July 4, 2017	July 27, 2017
October 3, 2017	October 27, 2017

Annual Meeting date for fiscal 2017

The Annual Meeting for fiscal year 2017 is scheduled for April 10, 2018, in Toronto, Ontario, Canada.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary’s Department at (416) 866-3672.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on August 29, 2017, at 8:00 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 640-5944 or 1-800-274-0251 and enter the access code 6751615# (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from August 29, 2017, to September 13, 2017, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the access code 6751615#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Global Communications Department at the above address.

Telephone: (416) 866-6806

Fax: (416) 866-4988

E-mail: corporate.communications@scotiabank.com

Scotiabank Third Quarter Report 2017    61

SHAREHOLDER INFORMATION

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (647) 777-1184

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

62    Scotiabank Third Quarter Report 2017

The Bank of Nova Scotia is incorporated in Canada with limited liability.